UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

GIGPEAK, INC.

(Name of Subject Company)

GIGPEAK, INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title Class of Securities)

37518Q 109

(CUSIP Number of Class of Securities)

Dr. Avi S. Katz

Chief Executive Officer

GigPeak, Inc.

130 Baytech Drive

San Jose, CA 95134

(408) 522-3100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With Copies to:

Jeffrey C. Selman, Esq.

Crowell & Moring LLP

3 Embarcadero Center, 26th Floor

San Francisco, CA 94111

(415) 365-7442

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Item 1. Subject Company Information.

Name and Address.

The name of the subject company is GigPeak, Inc., a Delaware corporation (“GigPeak”). The address of GigPeak’s principal executive office is 130 Baytech Drive, San Jose, CA 95134. The telephone number of GigPeak’s principal executive office is (408) 522-3100.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits attached hereto, this “Schedule 14D-9”) relates is the common stock, par value $0.001 per share, of GigPeak (“GigPeak Common Stock”) and the associated purchase rights for Series A Junior Preferred Stock of GigPeak (the “Rights”) issued under the Amended and Restated Rights Agreement dated as of December 16, 2014, between GigPeak and American Stock Transfer & Trust Company, LLC (the “Rights Agreement”). As of March 1, 2017, there were 67,641,585 shares of GigPeak Common Stock outstanding, and no shares of GigPeak Common Stock reserved for issuance except (i) 6,894,399 shares reserved for issuance pursuant to the exercise of outstanding options to purchase shares of GigPeak Common Stock (each, a “GigPeak Option”), (ii) 5,470,038 shares underlying restricted stock units covering GigPeak Common Stock (each, a “GigPeak RSU”) and (iii) 161,554 shares of GigPeak Common Stock issuable upon the exercise of warrants to purchase shares of GigPeak Common Stock (each, a “GigPeak Warrant”), assuming no net exercise of any GigPeak Warrants. GigPeak has no shares of preferred stock outstanding, but has 750,000 shares of its Series A Junior Preferred Stock, par value $0.001 per share, reserved for issuance pursuant to the Rights Agreement.

Item 2. Identity and Background of Filing Person.

Name and Address.

The name, address and telephone number of GigPeak, which is the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1 above under the heading “Name and Address.”

Tender Offer.

This Schedule 14D-9 relates to the tender offer (the “Offer”) by Glider Merger Sub, Inc. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Integrated Device Technology, Inc., a Delaware corporation (“IDT”), to acquire all of the outstanding shares of GigPeak Common Stock and the associated Rights (collectively, the “Shares”) at a price of $3.08 per Share (the “Offer Price”), for an overall transaction value of approximately $250 million in cash, without interest and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 7, 2017 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”).

The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by IDT and Purchaser with the Securities and Exchange Commission (the “SEC”) on March 7, 2017. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, to this Schedule 14D-9 and are incorporated by reference herein.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated February 13, 2017, by and among IDT, Purchaser and GigPeak (the “Merger Agreement”). The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law, as amended (the “DGCL”), Purchaser will be merged with and into GigPeak (the “Merger”) (collectively, the Offer, the Merger, and the transactions contemplated by the Merger Agreement constitute the “Transaction”). Following the consummation of the Merger, GigPeak will continue as the surviving corporation (the “Surviving Corporation”) and as a wholly-owned subsidiary of IDT. The Merger will be governed by Section 251(h) of the DGCL which provides that, as soon as practicable following consummation of a successful tender offer for the outstanding voting stock of a corporation whose shares are listed on a national securities exchange, and subject to certain statutory provisions, if the acquiror holds at least the amount of shares of each class or series of stock of the acquired corporation that would otherwise be required to adopt a merger agreement providing for the merger of the acquired corporation, and each outstanding share of each class or series of stock of the acquired corporation subject to, but not tendered in, the tender offer is subsequently converted by virtue of such a merger into, or into the right to receive, the same amount and kind of consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect such a merger without any vote of the stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties thereto will effect the closing of the Merger without a vote of the stockholders of GigPeak in accordance with Section 251(h) of the DGCL.

The obligation of Purchaser to purchase the Shares validly tendered pursuant to the Offer and not validly withdrawn prior to the expiration of the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including (i) that there will have been validly tendered and not validly withdrawn a number of Shares that, when added to the Shares then owned by IDT and its wholly-owned direct or indirect subsidiaries, represents at least a majority of the Shares then outstanding (on a fully-diluted basis) and no less than a majority of the voting power of the shares of capital stock of GigPeak then outstanding (on a fully-diluted basis) and entitled to vote upon the adoption of the Merger Agreement and the approval of the Merger, excluding from the number of tendered Shares, but not from the number of outstanding Shares, Shares tendered pursuant to guaranteed delivery procedures, to the extent such procedures are permitted by Purchaser, that have not yet been delivered in settlement of such guarantee (the “Minimum Condition”), (ii) the expiration or termination of any applicable waiting period (and any extension thereof) and the receipt of any approval or clearance applicable to the Offer or consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (iii) the accuracy of the representations and warranties and compliance with covenants contained in the Merger Agreement, subject to certain materiality standards, (iv) the absence of any law, order, injunction or decree by any government, court or other governmental entity that would make illegal or otherwise prohibit the Offer or the Merger, (v) there not having been a material adverse effect with respect to GigPeak, and (vi) other customary conditions.

As a result of the Merger, (i) each GigPeak Option with an exercise price that is less than the Offer Price that is outstanding immediately prior to the Effective Time will be cancelled immediately prior to the Effective Time and converted into the right to receive an amount in cash equal to the product obtained by multiplying (a) the aggregate number of Shares subject to such GigPeak Option immediately prior to the Effective Time and (b) the excess of the Offer Price over the exercise price per share of such GigPeak Option; (ii) each GigPeak Option with an exercise price greater than or equal to the Offer Price that is outstanding immediately prior to the Effective Time will be cancelled immediately prior to the Effective Time in exchange for no consideration; (iii) each GigPeak RSU that is outstanding and is not an Assumed RSU (as defined below) (including GigPeak RSUs for which the vesting is accelerated due to the consummation of the transactions contemplated by the Merger Agreement pursuant to a contract in effect as of the date of the Merger Agreement) shall vest in full to the extent unvested and be cancelled immediately prior to the Effective Time and converted into the right to receive an amount in cash equal to the product obtained by multiplying (a) the aggregate number of Shares subject to such GigPeak RSU immediately prior to the Effective Time and (b) the Offer Price; (iv) each GigPeak RSU that is outstanding and unvested immediately prior to the Effective Time (after giving effect to any accelerated vesting that occurs solely due to the consummation of the transactions contemplated by the Merger Agreement pursuant to a contract in effect as of the date of the Merger Agreement) and is held by an employee or service provider of GigPeak (an “Assumed RSU”) will be assumed by IDT and converted automatically at the Effective Time into a restricted stock unit covering common stock of IDT having, subject to applicable Laws, the same terms and conditions as the GigPeak RSU, except that each such Assumed RSU will entitle the holder, upon settlement, to that number of whole shares of common stock of IDT equal to the product of (a) the number of Shares that were issuable with regard to such Assumed RSU immediately prior to the Effective Time, multiplied by (b) a fraction (such ratio, the “Exchange Ratio”), the numerator of which is the Offer Price and the denominator of which is the volume weighted average price for a share of common stock of IDT on the Nasdaq Global Select Market, calculated to four decimal places and determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours, for the five consecutive trading days ending on the third complete trading day prior to (and excluding) the Closing Date as reported by Bloomberg, L.P., and rounding such product down to the nearest whole number of shares of common stock of IDT; (v) each GigPeak Warrant with an exercise price that is less than the Offer Price that is outstanding immediately prior to the Effective Time, in accordance with its terms, either (a) be cancelled immediately prior to the Effective Time and converted into the right to receive an amount in cash equal to the product obtained by multiplying (I) the aggregate number of Shares for which such warrant was exercisable immediately prior to the Effective Time and (II) the excess of the Offer Price over the exercise price per share of such warrant or (b) exercised immediately prior to the Effective Time and the Shares issued upon the exercise of such warrant will be deemed outstanding and held by the holder thereof and will be deemed to have been cancelled in the Merger, and the holder will have the right to receive (I) the merger consideration payable with respect to such Shares in accordance with the Merger Agreement less (II) the amount of the aggregate exercise price per share issuable upon exercise of such GigPeak Warrant; and (vi) each GigPeak Warrant with an exercise price equal to or greater than the Offer Price that is outstanding immediately prior to the Effective Time will be cancelled immediately prior to the Effective Time in exchange for no consideration.

IDT, the Purchaser and GigPeak have made customary representations, warranties and covenants in the Merger Agreement, including using commercially reasonable efforts to consummate and make effective the transactions contemplated by the Merger Agreement as promptly as practicable. GigPeak has agreed to (i) conduct its business in the ordinary course of business consistent with past practice, including not taking certain specified actions, prior to consummation of the Merger, (ii) use its commercially reasonable efforts to keep available the services of the current officers, employees and consultants of GigPeak, and (iii) use commercially reasonable efforts to preserve intact its business organization, the value of its assets, present relationships and goodwill with governmental authorities. Furthermore, GigPeak has agreed not to, directly or indirectly, (i) solicit, initiate, knowingly facilitate or encourage (including by way of furnishing non-public information) any competing proposal or competing inquiry, (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any information or afford to any other Person (as defined in the Merger Agreement) access to the business, properties, assets, books, records or any personnel of GigPeak or its subsidiaries, in each case in connection with or for the purpose of encouraging or facilitating a competing proposal or competing inquiry, (iii) approve, endorse, recommend, execute or enter into any term sheet, letter of intent, acquisition agreement, or similar contract (other than an acceptable confidentiality agreement) with respect to any competing proposal or (iv) certain other restrictions set forth in the Merger Agreement. Subject to the satisfaction of certain conditions, GigPeak and its board of directors, as applicable, are permitted to take certain actions which may, as more fully described in the Merger Agreement, include changing the board of directors’ recommendation following receipt of an unsolicited proposal, if the board of directors of GigPeak concludes in good faith, after consultation with GigPeak’s independent financial advisors and outside legal counsel, that such unsolicited proposal constitutes a superior proposal and that the failure to enter into such definitive agreement would be reasonably likely to result in a breach of, or otherwise be inconsistent with, its fiduciary duties under applicable law.

The Merger Agreement contains certain termination rights for each of GigPeak and IDT, including that either party may terminate the Merger Agreement if the Offer expires or is terminated or withdrawn pursuant to its terms without any Shares being purchased thereunder. Upon termination of the Merger Agreement under specified circumstances, GigPeak may be required, at IDT’s option, to reimburse IDT for up to $4,000,000 of expenses related to the Transaction (the “Expense Reimbursement”). GigPeak may also be required to pay to IDT a termination fee of $9,250,000 in certain circumstances, including if IDT terminates the Merger Agreement due to a change in the recommendation of the GigPeak Board (the “Breakup Fee”). The Breakup Fee would be reduced by the amount of any Expense Reimbursement previously paid to IDT.

The Merger Agreement has been unanimously approved by the board of directors of each of IDT, the Purchaser and GigPeak. The board of directors of GigPeak (the “GigPeak Board”) unanimously recommends that stockholders of GigPeak tender their Shares in the Offer.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and incorporated herein by reference.

IDT formed Purchaser for the purpose of effecting the Transaction. IDT’s principal executive offices are located at 6024 Silver Creek Valley Road, San Jose, CA 95138. Its telephone number at this location is (408) 284-8200.

GigPeak has made information relating to the Offer available online at www.gigpeak.com. GigPeak has filed this Schedule 14D-9, and IDT and Purchaser have filed the Schedule TO, with the SEC. Each of the forgoing documents is available free of charge at the website maintained by the SEC at www.sec.gov.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, as of the date of this Schedule 14D-9 there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between GigPeak or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates, or (ii) IDT or Purchaser, or their respective executive officers, directors or affiliates, on the other hand.

Arrangements with Purchaser and IDT

Merger Agreement

The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions to the Offer in the Offer to Purchase are incorporated by reference herein. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and incorporated herein by reference.

The Merger Agreement has been filed with the SEC and the summary of the Merger Agreement contained in Section 11 of the Offer to Purchase incorporated by reference herein to provide investors and stockholders with information regarding the terms of the Merger Agreement. It is not intended to provide any other factual information about IDT, Purchaser or GigPeak. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and any description thereof contained or incorporated by reference herein, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in a confidential disclosure schedule that was provided by GigPeak to IDT but is not filed with the SEC as part of the Merger Agreement. Investors and stockholders are not third-party beneficiaries under the Merger Agreement. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

Initial Mutual Nondisclosure Agreement

On January 11, 2017, GigPeak and IDT entered into a Mutual Nondisclosure Agreement (the “Initial NDA”) in connection with exploring a business opportunity of mutual interest. Under the terms of Initial NDA, any non-public information regarding either IDT or GigPeak furnished by one party (the “Disclosing Party”) to the other party (the “Recipient”) (in this section, the “Confidential Information”) will be used by the Recipient solely for the purpose of evaluating and engaging in discussions concerning the opportunity. The Recipient is also required to take reasonable measures to protect the secrecy of and avoid disclosure and unauthorized use of the Confidential Information of the Disclosing Party. The obligations of the Recipient under the Initial NDA survive until all Confidential Information of the Disclosing Party under the Initial NDA qualifies as any of the exceptions to Confidential Information set forth in the Initial NDA through no wrongful action or inaction of the Recipient.

The Initial NDA is filed as Exhibit (e)(2) hereto and is incorporated by reference herein.

Acquisition Mutual Nondisclosure Agreement

On January 18, 2017, in connection with the Transaction, GigPeak and IDT entered into a second Mutual Nondisclosure Agreement (the “Acquisition NDA”). The Acquisition NDA is similar to the Initial NDA except that it contains a non-solicitation provision prohibiting each party from soliciting for employment or otherwise hiring any officer or employee of the other party to whom such party was contacted or who became known to such party in connection with the process contemplated by the Acquisition NDA and from holding any discussions regarding the other party or any of its subsidiaries with any suppliers, customers and/or other material business relationships of the other party or any of its subsidiaries, except for those contacts or discussions held in the ordinary course of business. The Acquisition NDA also contains a standstill provision which prohibits IDT from acquiring or seeking to acquire more than 5% of the outstanding number of shares of any class of voting securities of GigPeak or certain of GigPeak’s affiliates; making any public announcement with respect to entering into or seeking to enter into an acquisition transaction or other business combination involving all of or part of GigPeak; making a solicitation of proxies to vote or influence the voting of any voting securities of GigPeak or any of its subsidiaries; or forming or joining a group with respect to any voting securities of GigPeak or any of its subsidiaries without the consent of the other party until the earlier of January 17, 2018 or a Significant Event (as defined in the Acquisition NDA).

The Acquisition NDA is filed as Exhibit (e)(3) hereto and is incorporated by reference herein.

Tender and Support Agreement

On February 13, 2017, in connection with the Merger Agreement, IDT entered into a Tender and Support Agreement (the “Support Agreement”) with each member of the board of directors of GigPeak (together, the “Supporting Stockholders”), which provides, among other matters, that the Supporting Stockholders will (i) tender their Shares in the Offer and (ii) support the Merger. As of March 1, 2017, the Supporting Stockholders owned an aggregate of approximately 1.7% of the Shares. The Supporting Stockholders’ obligations under the Support Agreements terminate in the event that the Merger Agreement is terminated in accordance with its terms.

The form of Support Agreement is filed as Exhibit (e)(4) hereto and is incorporated by reference herein.

Arrangements with Current Executive Officers and Directors of GigPeak.

GigPeak’s executive officers and the members of the GigPeak Board may be deemed to have certain interests in the Transaction that may be different from or in addition to those of GigPeak’s stockholders generally. The GigPeak Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Transaction and adopt the Merger Agreement.

Consideration for Shares Tendered Pursuant to the Offer

If the directors and executive officers of GigPeak who own Shares tender their Shares for purchase pursuant to the Offer, or if their Shares are converted into the right to receive the Offer Price pursuant to the Merger Agreement, they will receive the same Offer Price on the same terms and conditions as the other stockholders of GigPeak. As of March 1, 2017, the directors and executive officers of GigPeak and their affiliates beneficially owned in the aggregate 1,418,422 Shares, which for purposes of this subsection excludes any Shares issuable upon exercise or settlement of GigPeak Options or outstanding pursuant to GigPeak RSUs held by such individuals. If all such Shares were tendered pursuant to the Offer and accepted for purchase and purchased by Purchaser or converted into the right to receive the Offer Price pursuant to the Merger Agreement, the directors and executive officers and their affiliates would receive an aggregate of $4,368,739.76 in cash consideration without interest, less any required withholding taxes. For a description of the treatment of GigPeak Options and GigPeak RSUs held by the directors and executive officers of GigPeak, see below under the heading “Effect of the Merger on Stock Awards.”

The following table sets forth, as of March 1, 2017, the consideration that each executive officer and director and his or her affiliates would be entitled to receive in respect of outstanding Shares beneficially owned by him, her or it (excluding Shares underlying GigPeak Options and GigPeak RSUs), assuming such individual or his or her affiliate were to tender all of his, her or its outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, and/or all such Shares were converted into the right to receive the Offer Price by virtue of the Merger.

Name	Number of Shares	Cash Consideration Payable in Respect of Shares
Executive Officers
Dr. Avi Katz	319,996	$985,588
Andrea Betti-Berutto	70,676	$217,682
Darren Ma	70,956	$218,544
Dr. Raluca Dinu	124,557	$383,636

Non-Employee Directors
Neil J. Miotto	187,839	$578,544
Frank Schneider	195,619	$602,507
Kimberly D.C. Trapp	101,001	$311,083
John J. Mikulsky	175,456	$540,404
Joseph J. Lazzara	172,322	$530,752

Merger Agreement

Effect of the Merger on Stock Awards

GigPeak Options. As of March 1, 2017, GigPeak directors and executive officers held options to purchase 5,202,806 Shares granted under GigPeak’s 2008 Equity Incentive Plan, the GigOptix LLC Equity Incentive Plan, the Lumera 2000 Equity Incentive Plan and the Lumera 2004 Stock Option Plan (collectively, the “GigPeak Stock Plans”). Pursuant to the Merger Agreement, effective as of immediately prior to the Effective Time, (i) each GigPeak Option with an exercise price that is less than the Offer Price that is outstanding immediately prior to the Effective Time will be cancelled immediately prior to the Effective Time and converted into the right to receive an amount in cash equal to the product obtained by multiplying (a) the aggregate number of Shares subject to such GigPeak Option immediately prior to the Effective Time and (b) the excess of the Offer Price over the exercise price per share of such GigPeak Option; and (ii) each GigPeak Option with an exercise price equal to or greater than the Offer Price that is outstanding immediately prior to the Effective Time will be cancelled immediately prior to the Effective Time in exchange for no consideration.

All GigPeak Options issued to Dr. Avi S. Katz and Andrea Betti-Berutto and each member of the GigPeak Board were fully vested and exercisable prior to the entry into the Merger Agreement on February 13, 2017. Under GigPeak’s employment agreement with Dr. Raluca Dinu, all unvested GigPeak Options granted to her are subject to fully accelerated vesting and immediate exercisability upon a Change in Control (as defined below in “—Severance Arrangements; Compensatory Arrangements Relating to the Merger”), which includes the consummation of the Offer. See “—Severance Arrangements; Compensatory Arrangements Relating to the Merger” below. As a result, at the Effective Time, all GigPeak Options held by Dr. Dinu will immediately vest. Darren Ma never was awarded a GigPeak Option.

The table below sets forth information regarding the GigPeak Options held by each of GigPeak’s executive officers and directors as of March 1, 2017.

Name	Number of Vested GigPeak Options	Cash Consideration Payable for Vested GigPeak Options	Number of Unvested GigPeak Options to be Accelerated	Cash Consideration Payable for Accelerated GigPeak Options	Total Consideration
Executive Officers
Dr. Avi Katz	2,995,229	$2,933,091	0	$0	$2,933,091
Dr. Raluca Dinu	402,667	$364,385	1,606	$3,565	$367,950
Andrea Betti-Berutto	1,097,178	$1,220,268	0	$0	$1,220,268
Darren Ma	0	$0	0	$0	$0

Non-Employee Directors
Neil J. Miotto	216,100	$198,423	0	$0	$198,423
Frank Schneider	167,500	$68,575	0	$0	$68,575
Kimberly D.C. Trapp	192,526	$182,816	0	$0	$182,816
John J. Mikulsky	65,000	$26,700	0	$0	$26,700
Joseph J. Lazarra	65,000	$26,700	0	$0	$26,700

GigPeak RSUs. As of March 1, 2017, GigPeak directors and executive officers held an aggregate of 2,960,304 GigPeak RSUs granted under GigPeak’s 2008 Equity Incentive Plan. Pursuant to the Merger Agreement, each GigPeak RSU that is outstanding and is not an Assumed RSU (including GigPeak RSUs for which the vesting is solely accelerated due to the consummation of the transactions contemplated by the Merger Agreement pursuant to a contract in effect as of the date of the Merger Agreement) shall vest in full to the extent unvested and be cancelled immediately prior to the Effective Time and converted into the right to receive an amount in cash equal to the product obtained by multiplying (a) the aggregate number of Shares subject to such GigPeak RSU immediately prior to the Effective Time and (b) the Offer Price. No GigPeak RSUs held by GigPeak directors or executive officers will be Assumed RSUs.

Under GigPeak’s employment agreements with each of Dr. Avi S. Katz, Dr. Raluca Dinu, Andrea Betti-Berutto and Darren Ma, all unvested GigPeak RSUs granted to each such executive officer are subject to fully accelerated vesting upon a Change in Control, which includes the consummation of the Merger (“—Severance Arrangements; Compensatory Arrangements Relating to the Merger”). Additionally, on March 27, 2012, each of the non-employee directors of GigPeak entered into an Amendment of Award (the “Award Amendment”) with GigPeak, which provided that awards previously granted or to be granted in the future under the 2008 Equity Incentive Plan, as amended and restated (the “EIP”) are subject to fully accelerated vesting upon a Covered Transaction (as defined in the EIP), which includes the consummation of the Merger, notwithstanding anything to the contrary in the notice of grant of such award. Accordingly, at the Effective Time all GigPeak RSUs held by each of Dr. Katz, Mr. Betti-Berutto, Mr. Ma and Dr. Dinu, and those held by each member of the GigPeak Board, will immediately vest.

The tables below sets forth information regarding GigPeak RSUs held by each of GigPeak’s executive officers and directors as of March 1, 2017.

Name	Number of Unvested GigPeak RSUs Held	Cash Consideration Payable in Respect of Unvested GigPeak RSUs
Executive Officers
Dr. Avi Katz	1,709,099	$5,264,025
Andrea Betti-Berutto	122,192	$376,351
Darren Ma	190,098	$585,502
Dr. Raluca Dinu	542,161	$1,669,856

Non-Employee Directors
Neil J. Miotto	82,634	$254,513
Frank Schneider	78,234	$240,961
Kimberly D.C. Trapp	77,962	$240,123
John J. Mikulsky	79,962	$246.283
Joseph J. Lazzara	77,962	$240,123

Continuing Employees

IDT and each of Dr. Raluca Dinu and Messrs. Andrea Betti-Berutto and Darren Ma have entered into agreements (collectively, the “Post-Closing Employment Agreements”) for the employment of such individuals by IDT contingent upon the consummation of the Merger. The Post-Closing Employment Agreements provide for salary, signing bonuses, bonus plan eligibility, and retention bonuses for each of Dr. Dinu and Messrs. Ma and Betti-Berutto, and for Dr. Dinu and Mr. Betti-Berutto awards of IDT’s restricted stock units, in each case, in amounts as follows:

Name	Annual Base Salary	One-Time Signing Bonus	Retention Bonus		Participation Rate In IDT’s Annual Incentive Plan (AIP)(1)	Value of Restricted Share Units
Andrea Betti-Berutto	$269,954	$300,000	$96,337	(2)	40%	$750,000	(3)
Darren Ma	$225,000	$112,500	$50,000	(4)	25%	—
Dr. Raluca Dinu	$341,250	$450,000	$389,173	(5)	50%	$1,200,000	(6)

(1)	Based on a percentage of Annual Base Salary.
(2)	To be received by Mr. Betti-Berutto if Mr. Betti-Berutto remains employed by IDT (i) after 18 months as for $48,168, and (ii) after 24 months as for the remaining $48,169.
(3)	Includes (i) restricted stock units of IDT (“IDT RSUs”) with a value equal to $500,000 on the date of grant that will vest over a four year period, subject to Mr. Betti-Berutto’s continued service with an IDT entity, and shall be subject to the terms of the IDT 2004 Equity Plan (the “IDT 2004 Equity Plan”), and (ii) IDT RSUs with a value equal to $250,000 on the date of grant, which shall vest a year following the date of grant and shall be subject to the terms of the IDT 2004 Equity Plan.
(4)	To be received by Mr. Ma if, in IDT’s determination, during the six months following the closing of the Merger, Mr. Ma significantly contributes to the successful integration of the finance function for the combined companies.
(5)	To be received by Dr. Dinu if Dr. Dinu remains employed by IDT (i) after 18 months as for $194,586, and (ii) after 24 months as for the remaining $194,587.
(6)	Includes (i) IDT RSUs with a value equal to $600,000 on the date of grant that will vest over a four year period, subject to Dr. Dinu’s continued service with an IDT entity, and shall be subject to the terms of the IDT 2004 Equity Plan, (ii) performance-based IDT RSUs with a value equal to $200,000 on the date of grant, subject to all provisions of the IDT Fiscal 2018 Performance Equity Plan (the “IDT Fiscal 2018 Performance Equity Plan”), and (iii) IDT RSUs with a value equal to $400,000, which shall vest a year following the date of grant and shall be subject to the terms of the IDT 2004 Equity Plan.

The Employment Agreements for each of Dr. Raluca Dinu and Messrs. Andrea Betti-Berutto and Darren Ma are filed as Exhibits (e)(7), (e)(8) and (e)(9), respectively and are incorporated by reference herein.

Non-Competition and Non-Solicitation Agreement

On February 13, 2017, in order to induce IDT to consummate the transactions contemplated by the Merger Agreement, IDT and Dr. Avi Katz entered into a Non-Competition and Non-Solicitation Agreement (the “Non-Competition Agreement”) which prohibits or imposes restrictions on Dr. Katz and his affiliates from (1) competing in the United States and other parts of the world where GigPeak, IDT or their affiliates operate as of the date of the agreement by engaging in the business currently engaged in by GigPeak and (2) soliciting executive employees, consultants, customers or other business contacts of GigPeak and its affiliates, in each case, for a period of two years from the date upon which the Merger is consummated.

The Non-Competition Agreement is filed as Exhibit (e)(10) hereto and is incorporated herein by reference.

Severance Arrangements; Compensatory Arrangements Relating to the Merger

GigPeak has entered into employment agreements with each of its executive officers (collectively, the “Employment Agreements”), under which each such executive officer may be entitled to compensation at the Effective Time, in connection with such officer’s severance, if applicable, and/or the occurrence of a Change in Control (as defined in each such employment agreement, and including the consummation of the Offer). The material terms of each Employment Agreement are described below.

Additionally, each of the executive officers of GigPeak will be entitled, at the Effective Time, to payments, as approved by the GigPeak Board, under GigPeak’s Amended and Restated Change in Control Bonus Plan (the “Bonus Plan”). The terms of the Bonus Plan are more fully described below.

For reference, as used in the Employment Agreements and under the Bonus Plan, and in any discussion herein related thereto, a “Change in Control” shall be deemed to take place after any one or a combination of the following occurs, provided such events or circumstances also constitute a change in ownership or effective control or a sale of substantially all of the assets of GigPeak under Section 409A: (i) any “Person” or “group,” within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), other than GigPeak or any of its affiliates, becomes a beneficial owner (within the meaning of Rule 13d-3 as promulgated under the Exchange Act), directly or indirectly, in one or a series of transactions, of securities representing fifty percent (50%) or more of the total number of votes that may be cast for the election of directors of GigPeak; (ii) the consummation of a merger or consolidation of GigPeak with any other Person (other than a member of GigPeak and/or its affiliates), other than a merger or consolidation which would result in the voting securities of GigPeak outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than fifty percent (50%) of the total voting power represented by the voting securities of GigPeak or such surviving entity outstanding immediately after such merger or consolidation; (iii) within twelve (12) months after a tender offer or exchange offer for voting securities of GigPeak (other than by GigPeak) the individuals who were directors of GigPeak immediately prior thereto shall cease to constitute a majority of the GigPeak Board; or (iv) there occurs a closing of a sale or other disposition by GigPeak of all or substantially all of the assets of GigPeak other than to one or more of GigPeak’s affiliates.

Katz Employment Agreement

Under the Fourth Amended and Restated Employment Agreement between Dr. Katz and GigPeak, dated November 17, 2016 (the “Katz Employment Agreement”), upon consummation of the Offer, pursuant to which a

Change in Control shall have been deemed to have occurred, and at which time Dr. Katz’s employment with GigPeak will terminate, Dr. Katz will be entitled to receive the following severance compensation:

•	a pro-rated annual bonus (the “Final Pro-Rated Bonus”) for the period of the current year prior to the Change in Control, which includes the consummation of the Offer;

•	compensation, payable in a lump sum, equal to three (3) times his current base salary plus the average of the annual bonuses paid to Dr. Katz for the two (2) fiscal years completed prior to the Change in Control (such lump sum, together with the Final Pro-Rated Bonus, the “Change in Control Payment”); and

•	an amount equal to the full premium cost of health and dental plan coverage for Dr. Katz and his qualified beneficiaries until the earliest to occur of (i) the date Dr. Katz elects to cease meeting certain specified conditions set forth in Section 4(i) the Katz Employment Agreement, (ii) the expiration of thirty-six (36) months following the date of termination of his employment with GigPeak, (iii) the date he becomes eligible for participation in health and dental plans of another employer or (iv) the date he ceases to be eligible for participation under GigPeak’s health and dental plans under COBRA; provided, however, that, Dr. Katz and each of his qualified beneficiaries elects in a timely manner to continue coverage under GigPeak’s health and dental plans under COBRA or otherwise.

Under the Katz Employment Agreement, if any payments received by Dr. Katz in connection with a Change in Control, including but not limited to the Change in Control Payment (collectively, the “Change in Control Total Compensation”) become subject to the tax (the “Excise Tax”) imposed by Section 4999 of the Internal Revenue Code, he will be entitled to an additional amount (the “Gross-Up Payment”) such that the net amount retained by Dr. Katz, after deduction of any Excise Tax on the Change in Control Total Compensation and any U.S. federal, state, and local income or payroll tax upon the Gross-Up Payment, but before deduction for any U.S. federal, state, and local income or payroll tax on the Change in Control Total Compensation, shall be equal to the Change in Control Total Compensation. The Gross-Up Payment shall be determined prior to a Change in Control and shall be made at the same time as the related Change in Control Total Compensation.

Under the Katz Employment Agreement, and separate from severance compensation, all unvested GigPeak RSUs held by Dr. Katz will accelerate and vest in full upon a Change in Control, including upon the consummation of the Offer.

Additionally, under the Katz Employment Agreement, Dr. Katz is entitled to receive a bonus upon consummation of the Merger if such a bonus is approved by the Board or its Compensation Committee. It is not expected that any bonus beyond that which is described below with regard to the Bonus Plan will be approved by the Board or its Compensation Committee.

Dinu Employment Agreement

Under the Fourth Amended and Restated Employment Agreement between Dr. Dinu and GigPeak, dated November 17, 2016 (the “Dinu Employment Agreement”), Dr. Dinu would have been entitled to the following severance compensation upon a termination by GigPeak other than for “Cause” in the event of Change in Control, including the consummation of the Offer:

•	a Final Pro-Rated Bonus for the current year;

•	compensation, payable as a lump sum, equal to twelve (12) months of Dr. Dinu’s current base salary plus the average of the annual bonuses paid to Dr. Dinu for the two fiscal years completed prior to the Change in Control; and

•

as long as Dr. Dinu satisfies certain limited conditions, the full premium cost of health and dental plan coverage for Dr. Dinu and her qualified beneficiaries until the earliest to occur of (A) the date the Dr. Dinu elected to cease meeting certain specified conditions, (B) the expiration of twelve (12) months following the date of her termination, (C) the date Dr. Dinu became eligible for participation in health and dental plans of another employer or (D) the date Dr. Dinu ceased to be eligible for participation under GigPeak’s health and dental plans under COBRA.

By virtue of entering into a Post-Closing Employment Agreement with IDT, Dr. Dinu has forgone her entitlement to severance compensation and will instead receive compensation discussed above under “—Continuing Employees”.

Under the Dinu Employment Agreement, separate from severance compensation, all unvested GigPeak RSUs and GigPeak Options held by Dr. Dinu will accelerate and vest in full upon a Change in Control, including upon the consummation of the Offer.

Additionally, Dr. Dinu will be entitled to receive a bonus upon completion of the Merger, as approved by the Board and consistent with the Bonus Plan, as described below.

Ma Employment Agreement

Under the First Amended and Restated Employment Agreement between Mr. Ma and GigPeak, dated November 17, 2016 (the “Ma Employment Agreement”), Mr. Ma would have been entitled to the following severance compensation upon a termination by GigPeak other than for “Cause” in the event of Change in Control, including the consummation of the Offer:

•	a Final Pro-Rated Bonus for the current year;

•	compensation, payable monthly, at the rate of one-twelfth (1/12) of Mr. Ma’s current base salary, for each consecutive month (up to six (6) months) immediately following the date of termination that Mr. Ma satisfies certain limited conditions; and

•	as long as Mr. Ma satisfies certain limited conditions, the full premium cost of health and dental plan coverage for Mr. Ma and his qualified beneficiaries until the earliest to occur of (A) the date the Mr. Ma elected to cease meeting certain specified conditions, (B) the expiration of six (6) months following the date of his termination, (C) the date Mr. Ma became eligible for participation in health and dental plans of another employer or (D) the date Mr. Ma ceased to be eligible for participation under GigPeak’s health and dental plans under COBRA.

By virtue of entering into a Post-Closing Employment Agreement with IDT, Mr. Ma has forgone his entitlement to severance compensation and will instead receive compensation discussed above under “—Continuing Employees”.

Under the Ma Employment Agreement, separate from severance compensation, all unvested GigPeak RSUs and held by Mr. Ma will accelerate and vest in full upon a Change in Control, including upon the consummation of the Offer.

Additionally, Mr. Ma will be entitled to receive a bonus upon completion of the Merger, as approved by the Board and consistent with the Bonus Plan, as described below.

Betti-Berutto Employment Agreement

Under the Third Amended and Restated Employment Agreement between Mr. Betti-Berutto and GigPeak, dated November 17, 2016 (the “Betti-Berutto Employment Agreement”), Mr. Betti-Berutto would have been entitled to the following severance compensation upon a termination by GigPeak other than for “Cause” in the event of Change in Control, including the consummation of the Offer:

•	a Final Pro-Rated Bonus for the current year;

•	compensation, payable in a lump sum, equal to one (1) year of Mr. Betti-Berutto’s current base salary plus bonus the average of the annual bonuses paid to Mr. Betti-Berutto for the two (2) fiscal years completed prior to the Change in Control; and

•	as long as Mr. Betti-Berutto satisfies certain limited conditions, the full premium cost of health and dental plan coverage for Mr. Betti-Berutto and his qualified beneficiaries until the earliest to occur of (A) the date the Mr. Betti-Berutto elected to cease meeting the specified conditions, (B) the expiration of twelve (12) months following the date of his termination, (C) the date Mr. Betti-Berutto became eligible for participation in health and dental plans of another employer or (D) the date Mr. Betti-Berutto ceased to be eligible for participation under GigPeak’s health and dental plans under COBRA.

By virtue of entering into a Post-Closing Employment Agreement, Mr. Betti-Berutto has forgone his entitlement to severance compensation and will instead receive compensation discussed above under “—Continuing Employees”.

Under the Betti-Berutto Employment Agreement, and separate from severance compensation, (i) to the extent Mr. Betti-Berutto receives a Change in Control Payment that is subject to an Excise Tax, Mr. Betti-Berutto will be entitled to a Gross-Up Payment and (ii) all unvested GigPeak RSUs held by Mr. Betti-Berutto will accelerate and vest in full upon a Change in Control, including upon the consummation of the Offer.

Additionally, Mr. Betti-Berutto will be entitled to receive a bonus upon completion of the Merger, as approved by the Board and consistent with the Bonus Plan, as described below.

Amended and Restated Change in Control Bonus Plan

On February 11, 2017, the Compensation Committee (the “Compensation Committee”) of the GigPeak Board approved the Bonus Plan, which amends and restates the Change in Control Bonus Plan originally adopted by GigPeak on November 17, 2016 (the “Original Bonus Plan”), and the Compensation Committee granted awards under the Bonus Plan to various officers and employees of GigPeak.

Payments to Participants under the Bonus Plan shall be equal to a percentage of the aggregate amount of payments available for distribution to Participants with respect to any Change in Control (the “Bonus Pool”). The Bonus Pool shall be determined by multiplying the aggregate fair market value of the gross consideration received by GigPeak or its security holders in a Change in Control (but shall not include any severance or other compensatory payments and gross-up payments made in connection with Section 280G of the Internal Revenue Code of 1986, as amended, paid or payable to employees or consultants of GigPeak upon a Change in Control in accordance with the terms of any plan, program or arrangement of GigPeak, any consulting, legal, accounting or other fees or costs paid in connection with the transaction triggering the Change in Control, and any other costs, fees or expenses as may be determined by the Compensation Committee in good faith immediately prior to the consummation of the Change in Control) (the “Sales Proceeds”) by the Bonus Percentage (as such term is defined in the Bonus Plan, but which shall have a cap of five and one-half percent and which shall be based in part upon the premium of the amount paid to a stockholder of GigPeak in a Change in Control to the average closing price of a share of GigPeak Common Stock for the 90-day period ending immediately prior to the announcement of the Change in Control). To the extent that the aggregate payments under the Bonus Pool would otherwise exceed five and one-half percent of the Sales Proceeds, the Compensation Committee shall reduce all payments to Participants payable under the Bonus Pool in a manner that it determines to be equitable and appropriate under the circumstances in its sole discretion.

The maximum amount of payments under the Bonus Plan is $9,745,957 which amount is less than would apply as a result of the consummation of the Offer under the Original Bonus Plan, which did not contain a limitation on the maximum amount of payments.

The awards under the Bonus Plan granted by the Compensation Committee of the Board on February 11, 2017 to Drs. Katz and Dinu and Messrs. Betti-Berutto and Ma as set forth below:

Name	Bonus Pool Percentage Allocation	Bonus ($)
Dr. Avi S. Katz	75%	$7,309,468
Dr. Raluca Dinu	10%	$974,596
Andrea Betti-Berutto	8%	$779,677
Darren Ma	3%	$292,379

Golden Parachute Compensation

The information below is intended to comply with item 402(t) of Regulation S-K, which requires disclosure of information about compensation for each “named executive officer” of GigPeak that is based on or otherwise relates to the Merger. The terms and conditions related to compensation that is based on or otherwise related to the Merger are described above in this section and are incorporated herein by reference. The amounts set forth in the table below, which represent an estimate of each named executive officer’s golden parachute compensation, assume the following:

•	Consummation of the Offer constitutes a change in control for purposes of the applicable compensation plan or agreement, and the Offer was consummated on March 1, 2017, the latest practicable date prior to the filing of this Schedule 14D-9; and

•	Each named executive officer’s employment is terminated without “cause” immediately following the consummation of the Offer.

Name	Cash ($)		Equity ($)		Pension / NODC ($)	Perquisites / Benefits ($)(1)	Tax Reimbursement ($)(2)	Other ($)		Totals ($)
Dr. Avi S. Katz	$8,512,459	(3)	$8,197,116	(4)	—	$91,000	$6,309,779	$8,009,468	(5)	$31,119,822
Dr. Raluca Dinu	—		$2,037,806	(6)	—	—	—	$1,424,596	(7)	$3,462,402
Andrea Betti-Berutto	—		$1,596,619	(8)	—	—	—	$1,079,667	(9)	$2,676,266
Darren Ma	—		$585,502	(10)	—	—	—	$404,879	(11)	$990,381

(1)	The amount reported in this column for Dr. Katz reflects the full premium cost of health and dental plan coverage for Dr. Katz and his qualified beneficiaries until the earliest to occur of (i) the date Dr. Katz elects to cease meeting the conditions set forth in Section 4(i) the Katz Employment Agreement (as defined below), (ii) the expiration of thirty-six (36) months following the date of termination of his employment with GigPeak, (iii) the date he becomes eligible for participation in health and dental plans of another employer or (iv) the date he ceases to be eligible for participation under GigPeak’s health and dental plans under COBRA; provided, however, that, Dr. Katz and each of his qualified beneficiaries elects in a timely manner to continue coverage under GigPeak’s health and dental plans under COBRA or otherwise. The forgoing is a double-trigger arrangement under the Katz Employment Agreement, payable to Dr. Katz upon his termination by the Company other than for cause within twelve (12) months following a Change in Control.
(2)	The amount reported in this column represents Dr. Katz’s right to receive a Gross-Up Payment, payable in a lump sum at the Effective Time. It reflects a single-trigger arrangement under the Katz Employment Agreement.
(3)	Includes (i) a Final Pro-Rated Bonus, payable as a lump sum at the Effective Time, in the amount of $98,231 and (ii) $8,414,228, being an amount equal to three times the sum of Dr. Katz’s annual base salary plus the average of his annual bonuses for the most recent two fiscal years completed by GigPeak. Each of the forgoing is a single-trigger arrangement under the Katz Employment Agreement, payable in a lump sum at the Effective Time.

(4)	Includes (i) $2,933,091, the amount payable as consideration for Dr. Katz’s Cashed Out Options and (ii) $5,264,025, the amount payable as consideration for Dr. Katz’s GigPeak RSUs. Each of the forgoing is a single-trigger arrangement under the Katz Employment Agreement, payable in a lump sum at the Effective Time.
(5)	Includes (i) a special one-time cash bonus awarded on February 11, 2017 for GigPeak’s performance during the first fiscal quarter of 2017 in the amount of $700,000 payable to Dr. Katz on March 17, 2017 and (ii) $7,309,468, being the amount equal to 75% of the Bonus Pool. Each of the forgoing is a single-trigger arrangement under the Katz Employment Agreement, payable in a lump sum at the Effective Time.
(6)	Includes (i) $362,567, the amount payable as consideration for Dr. Dinu’s vested Cashed Out Options, (ii) $5,383, the amount payable as consideration for Dr. Dinu’s accelerated Cashed Out Options and (iii) $1,669,856, the amount payable as consideration for Dr. Dinu’s GigPeak RSUs. Each of the forgoing is a single-trigger arrangement under the Dinu Employment Agreement, payable in a lump sum at the Effective Time.
(7)	Includes (i) $974,596, being equal to 10% of the Bonus Pool payable in a lump sum at the Effective Time and (ii) $450,000, the amount of a one-time signing bonus payable by IDT to Dr. Dinu under her Post-Closing Employment Agreement, which is payable on the first regular pay cycle of IDT immediately following the closing of the Merger. Item (i) is a single-trigger arrangement under the Dinu Employment Agreement.
(8)	Includes (i) $1,220,268, the amount payable as consideration for Mr. Betti-Berutto’s Cashed Out Options and (ii) $376,351, the amount payable as consideration for Mr. Betti-Berutto’s GigPeak RSUs. Each of the forgoing reflects a single-trigger payment under the Betti-Berutto Employment Agreement, payable in a lump sum at the Effective Time.
(9)	Includes (i) $779,677, being equal to 8% of the Bonus Pool payable in a lump sum at the Effective Time and (ii) $300,000, the amount of a one-time signing bonus payable by IDT to Mr. Betti-Berutto under his Post-Closing Employment Agreement, which is payable on the first regular pay cycle of IDT immediately following the closing of the Merger. Item (i) is a single-trigger arrangement under the Betti-Berutto Employment Agreement.
(10)	Represents the amount payable as consideration for Mr. Ma’s GigPeak RSUs. It reflects a single-trigger arrangement under the Ma Employment Agreement, payable in a lump sum at the Effective Time.
(11)	Includes (i) $292,379, being equal to 3% of the Bonus Pool payable in a lump sum at the Effective Time and (ii) $112,500, the amount of a one-time signing bonus payable by IDT to Mr. Ma under his Post-Closing Employment Agreement, which is payable on the first regular pay cycle of IDT immediately following the closing of the Merger. Item (i) is a single-trigger arrangement under the Ma Employment Agreement.

Director and Officer Indemnification and Insurance

The Merger Agreement provides for certain indemnification and insurance rights in favor of any person who is or was a director or officer of GigPeak (each an “Indemnified Party”). Specifically, all rights to indemnification, exculpation and limitation of liabilities in favor of any Indemnified Party, as provided in GigPeak’s certificate of incorporation, by-laws or under any agreement in effect on February 13, 2017 in the form previously made available to IDT with respect to acts or omissions in their capacity as directors or officers occurring prior to or at the Effective Time, will (i) survive the consummation of the Merger and (ii) continue in full force and effect in accordance with their respective terms. In addition, for a period of not less than six (6) years from the effective time of the Merger, IDT will cause the Surviving Corporation to indemnify and hold harmless the Indemnified Persons with respect to all actions or omissions conducted in their capacities as directors or officers of GigPeak, to the extent provided in GigPeak’s certificate of incorporation, by-laws or under the other indemnification agreements described in the preceding sentence.

The Merger Agreement provides, further, that prior to the Effective Time, GigPeak shall obtain and fully pay the premium for the non-cancellable extension (or “tail”) of the directors’ and officers’ liability coverage of GigPeak’s existing directors’ and officers’ insurance policies and GigPeak’s existing fiduciary liability insurance policies (collectively, the “D&O Insurance”), in each case for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as GigPeak’s current D&O Insurance carrier with respect to directors’ and officers’ liability insurance in an amount and scope at least as favorable as GigPeak’s existing policies; provided, however, that GigPeak shall not pay a premium for the D&O Insurance in excess of 250% of the last annual premium paid prior to the date of the Merger Agreement. The estimated net premium for the D&O Insurance is $105,778.

Item 4. The Solicitation or Recommendation.

Recommendation of the GigPeak Board.

At a meeting of the GigPeak Board held on February 11, 2017, the GigPeak Board unanimously: (i) determined that the transactions contemplated by the Merger Agreement including the Offer and the Merger, are fair to, and in the best interests of GigPeak and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and (iii) recommended that GigPeak’s stockholders accept the Offer, tender their Shares to Purchaser in the Offer and, to the extent applicable, approve and adopt the Merger Agreement and the Merger.

Accordingly, and for the other reasons described in more detail below, the GigPeak Board hereby recommends that GigPeak’s stockholders accept the Offer and tender all of their Shares pursuant to the Offer.

A copy of the letter to GigPeak’s stockholders communicating the GigPeak Board’s recommendation is filed as Exhibit (a)(13) to this Schedule 14D-9 and is incorporated herein by reference.

Background and Reasons for the GigPeak Board’s Recommendation.

Background of the Transaction

The GigPeak Board, together with members of GigPeak’s senior management, regularly reviews and assesses GigPeak’s operations, financial condition, and industry developments in the context of GigPeak’s strategic plans and, in connection with this review and assessment, periodically considers strategic acquisitions, strategic alliances, business combinations and other strategic alternatives.

In July 2015, a larger competitor of GigPeak, Company A, a United States based publicly traded company, through its financial advisor, reached out by telephone to GigPeak and inquired as to GigPeak’s willingness to enter into discussions regarding an acquisition of GigPeak by Company A. GigPeak, through its Chief Executive Officer, Dr. Avi Katz, responded by telephone to Company A’s financial advisor that it was willing to hear a proposal from Company A.

In response, on August 1, 2015, the financial advisor to Company A met in person with Dr. Katz and communicated that Company A desired to discuss the possibility of an acquisition of GigPeak for cash and shares of Company A stock with a total value to GigPeak equity holders of approximately $127 million.

On August 3, 2015, the GigPeak Board met telephonically to discuss whether to engage in discussions with Company A regarding the possibility of Company A acquiring GigPeak. A representative of outside legal counsel to GigPeak, Crowell & Moring LLP (“Crowell & Moring”), reviewed the fiduciary duties of the GigPeak Board regarding any potential acquisition of GigPeak. The GigPeak Board determined that the $127 million proposal from Company A was insufficient to warrant GigPeak deviating from its business strategy and delegated Dr. Katz to communicate this to Company A. This was communicated by Dr. Katz to Company A’s financial advisor.

Company A continued to engage Dr. Katz later that year to further discuss the acquisition proposal and Dr. Katz periodically reviewed such discussions with the GigPeak Board. Following further communications between

Company A and Dr. Katz, on January 11, 2016, Company A and GigPeak entered into a non-disclosure agreement that contained a standstill provision that expired one year later and that was never amended. On that same day, Company A sent the GigPeak Board a draft letter of intent to acquire GigPeak for a total purchase price of $162.5 million of which $156.3 million of the purchase price would be payable in cash to GigPeak stockholders, and the remaining purchase price would consist of Company A securities issued for unvested GigPeak in-the-money options and restricted stock units.

On January 12, 2016, the GigPeak Board met telephonically to discuss the draft letter of intent sent to it by Company A. The GigPeak Board was advised by GigPeak management and a representative of Crowell & Moring that, based upon the fully-diluted equity of GigPeak, the per share price being offered by Company A was approximately $3.07 per Share. A representative of Crowell & Moring reviewed the fiduciary duties of the GigPeak Board regarding any potential acquisition of GigPeak. The GigPeak Board concluded that in view of other growth options for GigPeak, it was not in the best interests of GigPeak and its stockholders to accept Company A’s proposal at that time. At the request of the GigPeak Board, GigPeak management communicated to the financial advisor to Company A that while the GigPeak Board was not interest in pursuing an acquisition at $3.07 per Share, the GigPeak Board remained open to receiving a proposal to acquire GigPeak at a higher price per Share.

On January 17, 2016, the Chief Executive Officer of Company A wrote to Dr. Katz to state that the draft letter of intent had expired and that Company A would not be providing an alternative proposal. Company A did not submit any further written proposals to acquire GigPeak after Company A’s January 11, 2016 proposal.

Following the January 2016 discussions with Company A, the GigPeak Board authorized GigPeak to continue to execute its business strategy of growing through acquisitions. As part of that strategy, GigPeak acquired Magnum Semiconductor, Inc. (“Magnum Semiconductor”) on April 5, 2016. During that fiscal quarter, on June 10, 2016, GigPeak closed a primary underwritten public offering of 13,194,643 Shares of GigPeak Common Stock at a public offering price of $2.00 per Share. The acquisition of Magnum Semiconductor together with the underwritten public offering and another equity financing conducted in March 2016 resulted in revenue and profitability growth for GigPeak, at the cost of dilution to the GigPeak stockholders.

As GigPeak entered the third fiscal quarter of 2016 and was engaged in the integration of Magnum Semiconductor following its acquisition, Company A re-approached GigPeak on June 30, 2016 regarding recommencing discussions of the possible acquisition of GigPeak.

On July 11, 2016, the financial advisor to Company A indicated to Dr. Katz by telephone that Company A was considering offering to purchase GigPeak for approximately $2.50 per Share (reflecting approximately the same total value offer that Company A offered GigPeak in the January 11, 2016 proposal, while taking into consideration the full dilution that had occurred since January 2016 that added an additional 21,940,282 Shares of GigPeak Common Stock as outstanding) to acquire GigPeak.

In furtherance of Company A considering whether to make an offer to GigPeak, Dr. Katz and other senior members of GigPeak management met with members of management of Company A on July 26, 2016 to discuss GigPeak’s business. Discussions with Company A continued through September 2016.

On July 27, 2016, the GigPeak Board met telephonically and was informed of Dr. Katz’s conversation with a representative of the financial advisor to Company A and that senior members of GigPeak management had met the prior day with members of management of Company A. Dr. Katz also told the GigPeak Board that in light of the approach from Company A and other discussions that had taken place with the GigPeak Board, he had discussed with certain financial advisory firms with which GigPeak had worked in its June 2016 underwritten public offering as joint bookrunners, including Cowen and Company, LLC (“Cowen”) and Needham & Company, LLC (“Needham & Company”), the possibility of determining whether there was interest from third parties in an acquisition of GigPeak beyond that expressed by Company A, and that meetings held by Company management with two other potential acquirers had been arranged following those discussions with the financial advisory firms. The GigPeak Board authorized GigPeak management to continue discussions with these financial advisory firms to better assess the strategic options for GigPeak, although GigPeak did not engage any such financial advisory firm at that time, and to proceed with the meetings with the additional potential acquirors.

From July 2016 through February 13, 2017, GigPeak management, directly and indirectly through financial advisory firms, reached out to or was contacted by forty-one parties, in addition to Company A, regarding their possible interest in acquiring GigPeak, including IDT. These included thirty-two potential strategic acquirors and nine potential financial acquirors. During this period, GigPeak entered into non-disclosure agreements with fourteen parties, including IDT. Twelve non-disclosure agreements contained standstill provisions, all of which expired in accordance with their terms prior to GigPeak’s entry into the Merger Agreement or terminated automatically in accordance with their terms upon GigPeak’s entry into the Merger Agreement. Additionally, GigPeak had management meetings with fifteen parties for acquisition discussions, and received proposals for acquisition from four parties, including IDT in addition to the January 11, 2016 proposal from Company A.

On September 8, 2016, the GigPeak Board met telephonically and Dr. Katz then reviewed with the Board all of the contacts that had been made with potential acquirors beginning in July 2016, and a representative of Crowell & Moring reviewed the fiduciary duties of the GigPeak Board regarding any potential acquisition of GigPeak. The GigPeak Board discussed the outreach to potential acquirors to date, the GigPeak strategic growth plan and the dilutive impact on the GigPeak stockholders of the Magnum Semiconductor acquisition and the financings conducted in 2016. The GigPeak Board also discussed potential acquisition targets that had been identified by GigPeak management which would enable GigPeak to continue to grow its revenues, and which, when combined with organic revenue growth in GigPeak’s business as reflected in research analyst reports shared with the GigPeak Board prior to the meeting, might better enable appreciation in the value of GigPeak stock. The GigPeak Board also considered the dilutive impact on GigPeak’s stockholders of further acquisitions financed by additional equity capital. The GigPeak Board then discussed GigPeak’s product market competition and the increase in scale that GigPeak would need to achieve to address risks that larger competitors potentially presented to GigPeak maintaining or growing its market share and revenues, in light of growing consolidation activities in the industry in which GigPeak operates. Considering these matters, and assessing the perceived risks and benefits to GigPeak’s stockholders of remaining a “standalone” company versus being acquired by a larger company, the GigPeak Board discussed the possibility of GigPeak entertaining offers to be acquired rather than continuing to pursue the strategic growth plan and growing GigPeak’s business through acquisitions, but made no affirmative decision to pursue any specific offer at that time. Instead, the GigPeak Board authorized GigPeak management to continue the exploration of available strategic alternatives.

On September 22, 2016, the GigPeak Board met telephonically to receive an update from GigPeak management on discussions with third parties regarding the possibility of an acquisition of GigPeak. The GigPeak Board was provided an update by GigPeak management on discussions with new potential acquirors regarding a potential acquisition of GigPeak. A representative of Crowell & Moring reviewed for the GigPeak Board the fiduciary duty standards that would apply if the GigPeak Board made the decision to agree to a sale of GigPeak.

On September 23, 2016, after having met with other members of management of Company A since July 26, 2016, Dr. Katz met with the Chief Executive Officer of Company A. Following this meeting, on September 29, 2016, Company A told Dr. Katz that it was not going to continue discussions with GigPeak regarding an acquisition, as Company A had decided to pursue an alternative strategic direction which it did not disclose to Dr. Katz.

On October 3, 2016, Dr. Katz told the GigPeak Board by e-mail that discussions with Company A had ceased and provided an update on discussions with other potential acquirors. In light of those other discussions, Dr. Katz mentioned in his e-mail to the GigPeak Board the option of exploring a formal engagement with the two financial advisory firms that had helped facilitate a number of the discussions with potential acquirors, Cowen and Needham & Company, to serve as financial advisors in connection with a potential acquisition of GigPeak.

Members of the GigPeak Board responded to Dr. Katz’ e-mail and authorized Dr. Katz to further explore the engagement of Cowen and Needham & Company.

On October 4, 2016, Company B, a United States based publicly traded company, through their independent financial advisor, sent GigPeak a draft of a non-binding letter of intent to acquire one hundred percent of the fully-diluted equity of GigPeak at a price of $2.78 per Share in cash.

On October 6, 2016, the GigPeak Board met telephonically to discuss the draft letter of intent sent by Company B. Representatives of Cowen and Needham & Company attended this meeting and were questioned by the Board with regard to their interest in serving as financial advisors to GigPeak. The representatives of Cowen and Needham & Company then provided the GigPeak Board with an update regarding the market and the discussions that had occurred with potential acquirors. A discussion followed on the potential valuations of GigPeak in light of the market environment and interest from parties. The GigPeak Board considered the information provided to it and discussed the proposal set forth in the draft letter of intent sent by Company B, and instructed GigPeak management to respond to the draft letter of intent with a revised non-binding letter of intent for the acquisition of GigPeak at a price of $3.05 per Share. The GigPeak Board also authorized GigPeak management to enter into engagement letters with Cowen and Needham & Company based on their familiarity with GigPeak, the industry in which GigPeak operates and their respective experience and expertise in merger and acquisition transactions. On October 20, 2016, GigPeak entered into engagement letters with Cowen and Needham & Company. The engagement letters were both subsequently amended on February 8, 2017.

On October 7, 2016, GigPeak responded to Company B with a revised non-binding letter of intent for the acquisition of GigPeak at a price of $3.05 per Share, together with the payment of any severance or other change in control payment obligations by Company B.

On October 13, 2016, the GigPeak Board met in person and was provided with an update by GigPeak management on discussions with potential acquirors. Dr. Katz told the GigPeak Board that GigPeak and Cowen and Needham & Company continued to reach out to potential acquirers regarding a potential acquisition of GigPeak.

On October 14, 2016, Company B sent GigPeak a revised draft of a non-binding letter of intent to acquire GigPeak at a price of $2.85 per Share in cash, together with the payment of any severance or other change in control payment obligations by Company B.

On October 18, 2016, the GigPeak Board met telephonically to discuss the revised non-binding draft letter of intent sent by Company B. Representatives of Cowen and Needham & Company attended this meeting and discussed with the GigPeak Board potential counter-offers that GigPeak could make to Company B. A representative of Crowell & Moring reviewed for the GigPeak Board the fiduciary duties that would apply to the GigPeak Board in the event that the GigPeak Board chose to proceed with a sale of GigPeak. The GigPeak Board discussed the revised draft non-binding letter of intent sent by Company B, research analyst reports provided to the GigPeak Board, a possible counter-offer from GigPeak to this revised draft non-binding letter of intent, and the process for GigPeak to engage in with regard to the discussions of a potential acquisition of GigPeak. The GigPeak Board determined that GigPeak should respond to the revised letter of intent sent by Company B with a further revision for the acquisition of GigPeak at a price of $3.01 per Share, which was the highest closing price of the GigPeak Common Stock following the acquisition of Magnum Semiconductor on April 5 2016 and a closing price that the GigPeak Common Stock had not achieved in five months.

On October 19, 2016, GigPeak responded to Company B with a revised non-binding letter of intent for the acquisition of GigPeak at a price of $3.01 per Share.

On October 21, 2016, Company B informed Dr. Katz that it had decided to table discussions regarding the potential acquisition of GigPeak until a later date as it was pursuing a different potential acquisition which was a better strategic fit for Company B, though Company B did not disclosure the identity of the acquisition target to Dr. Katz.

On October 23, 2016, Investor Y, a Chinese private equity fund, following outreach to Investor Y by Cowen on behalf of GigPeak, informed GigPeak that it was considering making an offer to acquire GigPeak in cash at a price range of between $2.85 per Share and $3.25 per Share, with a likely price per Share of $3.12.

On October 27, 2016, Investor Y sent GigPeak a draft of a non-binding letter of intent for Investor Y to acquire one hundred percent of the fully-diluted equity of GigPeak at a price of $2.90 per Share in cash, which was lower than what it previously suggested might be the offer price, with twenty percent of the consideration to be held in an escrow for eighteen months.

On November 3, 2016, after meeting with Dr. Katz, Investor Y sent GigPeak a revised draft of a non-binding letter of intent to acquire GigPeak without the escrow requirement but maintaining a purchase price of $2.90 per Share in cash. On November 8, 2016, Investor Y made further revisions to the terms of the non-binding letter of intent and sent this further revised draft to GigPeak, but again continued to maintain a purchase price of $2.90 per Share in cash.

On November 17, 2016, the GigPeak Board met to discuss the status of activity pertaining to the potential acquisition of GigPeak. Representatives of Cowen and Needham & Company attended this meeting and advised the GigPeak Board that Cowen and Needham & Company were continuing to approach additional potential acquirors. At the November 17, 2016 meeting of the GigPeak Board, and based on the interest of potential acquirers in acquiring GigPeak, the GigPeak Board determined to establish a Special Acquisition Committee consisting of the chairmen of the Audit Committee and the Compensation Committee of the GigPeak Board for the purpose of considering and negotiating any letters of intent and potential definitive acquisition agreements. The GigPeak Board chose the two members of the Special Acquisition Committee based on their positions as chairman of the other two committees as well as the members’ knowledge and experience with acquisition transactions, experience in evaluating offers, diversity of professional experience and ability to meet the time commitments of service on the Special Acquisition Committee.

On November 29, 2016, a member of management of Company B telephoned Dr. Katz to advise that Company B wanted to renew discussions regarding the potential acquisition of GigPeak by Company B.

On December 1, 2016, following outreach by Needham & Company on behalf of GigPeak, Company C, a publicly traded Chinese corporation, sent to GigPeak a draft of a non-binding letter of intent to acquire one hundred percent of the fully-diluted equity of GigPeak at a price of $3.05 per Share in cash, and additional payment of any severance or other change in control payment obligations. In addition, although the draft non-binding letter of intent only identified Company C as the purchaser, GigPeak was told by Company C that Company C planned to undertake the acquisition with Investor Z, a Chinese private equity fund.

On December 6, 2016, Investor Y told GigPeak management that it would not offer to acquire GigPeak at a price higher than $2.90 per Share as this was the highest valuation that it had determined was appropriate for GigPeak. At the direction of the Special Acquisition Committee due to a higher bid having been received from Company C, GigPeak terminated discussions with Investor Y.

On December 7, 2016, Company B sent to the Special Acquisition Committee of the GigPeak Board a revised draft of a non-binding letter of intent to acquire GigPeak at a price of $2.85 per Share in cash which provided for 28 days of exclusivity if executed, with the possibility to extend exclusivity for an additional 21 days.

On December 8, 2016, the GigPeak Board met telephonically to discuss the two draft non-binding letters of intent from Company B and Company C. Representatives of Cowen and Needham & Company attended this meeting and updated the GigPeak Board regarding the discussions that had occurred with potential acquirors.

The GigPeak Board determined to instruct the Special Acquisition Committee to accept the non-binding letter of intent sent by Company C, which did not contain an exclusivity provision, and to continue discussions with Company B regarding an offer to acquire GigPeak in an amount of between $3.05 and $3.20 per Share.

Following the GigPeak Board meeting, on December 8, 2016 the Special Acquisition Committee executed the non-binding, non-exclusive letter of intent for the acquisition of GigPeak by Company C. Company C proceeded to engage in limited diligence review of GigPeak during December 2016. Without any communication from Company C that it was doing so, the diligence activity by Company C and discussions with Company C ended prior to January 2017, and Company C did not provide a reason for its decision not to further explore an acquisition of GigPeak.

Also following the GigPeak Board meeting, on December 8, 2016, the Special Acquisition Committee sent to Company B a revised draft of a non-binding letter of intent that was non-exclusive and provided for the acquisition of GigPeak by Company B at a purchase price of $3.15 per Share which price the Special Acquisition Committee had decided upon after considering the range discussed by the GigPeak Board.

On December 12, 2016, Company B sent to GigPeak a further revised draft of a letter of intent that was non-binding and non-exclusive and had a proposed purchase price of $3.05 per Share.

On December 13, 2016, the Special Acquisition Committee met, with Dr. Katz and a representative of Crowell & Moring attending this meeting, for the purpose of reviewing the revised draft non-binding letter of intent sent by Company B. The Special Acquisition Committee determined that there was more risk to the completion of an acquisition of GigPeak by Company C due in part to the fact that Company C was a Chinese company and the fact that the Committee on Foreign Investment in the United States had recently denied an acquisition of an American semiconductor company by a Chinese acquiror, than there was to completion of an acquisition of GigPeak by Company B as a United States based company, and that therefore, the purchase price of $3.05 per Share as proposed by Company B should be given more weight than the equivalent purchase price in the non-binding, non-exclusive letter of intent sent by Company C and accepted five days prior by the Special Acquisition Committee. The Special Acquisition Committee also determined that it should accept the revised non-binding letter of intent sent by Company B.

On December 14, 2016, the Special Acquisition Committee executed the non-binding letter of intent sent by Company B.

On January 6, 2017, Dr. Sailesh Chittipeddi, IDT’s Executive Vice President of Global Operations and Chief Technology Officer, e-mailed Dr. Katz to ask for a meeting to discuss a potential commercial collaboration.

On January 7, 2017, Dr. Katz responded to Dr. Chittipeddi to state that he was willing to meet to discuss a potential commercial collaboration.

On January 9, 2017, GigPeak management e-mailed the GigPeak 2017 Annual Plan of Record (as defined below, in “—Certain Projected Financial Information”) to the GigPeak Board which provided forecasts annually for internal budgeting and business planning purposes for the 2017 fiscal year.

On January 11, 2017, GigPeak and IDT entered into a non-disclosure agreement for the purpose of exploring some strategic business opportunity of mutual interest.

On January 13, 2017, Company B told GigPeak that it had concluded its diligence review of GigPeak and that it had determined that is was not interested in proceeding with an acquisition of the entirety of GigPeak but that it would be willing to discuss the acquisition of certain assets of GigPeak pertaining to the data communications and telecommunications products (the “optical communications business”) of GigPeak. Company B told GigPeak that it had concluded, among other things, that synergies were lacking between Company B’s business and the other assets of GigPeak and also that it did not believe that the valuation previously stated in the executed non-binding letter of intent was appropriate based upon the growth rate indicated by the GigPeak 2017 Annual Plan of Record provided to Company B as part of the diligence process. See “—Certain Projected Financial Information.”

On January 13, 2017, the GigPeak Board met and was informed of the position of Company B, and determined that it was not in the best interest of GigPeak or its stockholders to engage in negotiations of splitting up GigPeak and selling only the optical communications business and that a sale of just the optical communications business and not GigPeak as a whole would have an adverse tax impact on GigPeak’s stockholders. The GigPeak Board instructed Dr. Katz to work with the Special Acquisition Committee and deliver this message to Company B.

On January 14, 2017, Dr. Katz wrote to management of Company B an e-mail prepared with the guidance of the Special Acquisition Committee informing Company B of the GigPeak Board’s decision, and inquired as to Company B’s desire to re-engage in discussion of an acquisition of the entirety of GigPeak.

On January 16, 2017, Dr. Katz met with members of management of IDT at GigPeak’s headquarters in San Jose, California to discuss a potential commercial collaboration and during this meeting Dr. Katz first raised the possibility of IDT acquiring GigPeak.

On January 17, 2017, a member of management of Company B responded to Dr. Katz and the Special Acquisition Committee that Company B was only interested in acquiring the optical communications business of GigPeak and if that was not a viable alternative, that it would formally disengage from the acquisition process. Dr. Katz consulted with the Special Acquisition Committee as to the response and responded that discussion of an asset sale rather than the acquisition of the entire company was not something that GigPeak desired to undertake.

On January 17, 2017, representatives of IDT and GigPeak negotiated the terms of a non-disclosure agreement for the purpose of discussing a potential acquisition of GigPeak which the parties entered into on the following day. This non-disclosure agreement was dated January 16, 2017, reflecting the meeting that occurred on that date.

Also on January 17, 2017, the GigPeak Board met telephonically and was informed that GigPeak had begun discussing a potential acquisition with IDT.

On January 20, 2017, the Chief Executive Officer of Company B sent a letter to the Special Acquisition Committee stating that Company B was withdrawing from its December 12, 2016 non-binding, non-exclusive letter of intent and cited the reasons previously stated on January 13, 2017 for this withdrawal.

On January 20, 2017, management of GigPeak and the management of IDT met at IDT’s headquarters to discuss the possibility of an acquisition of GigPeak by IDT. GigPeak management provided a presentation to IDT management that included nonpublic information about GigPeak. The presentation given to IDT management included certain prospective financial information from the GigPeak 2017 Annual Plan of Record previously shared with Company B. See “—Certain Projected Financial Information.”

Later on January 20, 2017, Dr. Katz met with the Chief Executive Officer of IDT, Greg Waters, at IDT’s headquarters to discuss a potential acquisition of GigPeak by IDT, during which meeting the parties discussed GigPeak’s potential valuation norms and expectations typical for the industry.

On January 25, 2017, Mr. Waters spoke to Dr. Katz on the telephone and informed Dr. Katz that the IDT board of directors had authorized IDT to send a non-binding letter of intent for the acquisition of GigPeak at a total acquisition cost of $240 million subject to deductions for payment obligations related to change in control, bonuses payable upon a strategic transaction, pre-closing retention costs, 280G gross-up payments and transaction related costs, including banking, legal and accounting fees. Following this conversation, Dr. Katz informed the GigPeak Board of his conversation with Mr. Waters and was instructed by the GigPeak Board to communicate back to IDT the expectations of value per share to be at or above $3.05. Dr. Katz followed accordingly.

On January 26, 2017, IDT sent to GigPeak a draft of a non-binding letter of intent for the acquisition of GigPeak by IDT at a total acquisition cost of $250 million, subject to deductions for payment obligations related to change in control, bonuses payable upon a strategic transaction, pre-closing retention costs, 280G gross-up payments and transaction related costs, including banking, legal and accounting fees, and providing for a break-up fee of twenty percent.

On January 27, 2017, the GigPeak Board met telephonically to discuss the non-binding, non-exclusive letter of intent for the acquisition of GigPeak by IDT. A representative of Crowell & Moring informed the GigPeak Board on Delaware judicial decisions regarding break-up fees. The GigPeak Board determined to instruct the Special Acquisition Committee to proceed to negotiate with IDT and finalize a revised draft letter of intent with a per Share price of at least $3.05 and a break-up fee of no more than 4.5%. Dr. Katz was delegated by the Special Acquisition Committee to engage in the negotiations and attempt to reach agreement on those terms.

Following the meeting of the GigPeak Board, GigPeak provided a revised non-binding proposal to IDT for the acquisition of GigPeak by IDT. The revised non-binding proposal included a purchase price of $3.11 per share in cash. Later on January 27, 2017, IDT provided a revised draft of its non-binding proposal to GigPeak for an equity value of $220 million in cash.

On the morning of January 28, 2017, Dr. Katz, with the assistance of the Special Acquisition Committee and legal counsel from Crowell & Moring, continued the negotiations with IDT that resulted in IDT sending on January 28, 2017 a revised non-binding, non-exclusive letter of intent for the acquisition of GigPeak by IDT at a purchase price of $3.08 per Share and a break-up fee of 4%. Dr. Katz then met with Mr. Waters on January 28, 2017 and executed this non-binding, non-exclusive letter of intent, as per the instructions of the GigPeak Board.

Following the execution of the letter of intent, IDT and its representatives proceeded to engage in diligence of GigPeak both in person and remotely beginning on January 29, 2017 after being given access that day to an electronic data room. Diligence by IDT continued through February 11, 2017.

Beginning on January 30, 2017, Crowell & Moring and IDT’s legal counsel, Latham & Watkins LLP (“Latham & Watkins”) began communicating regarding IDT’s diligence of GigPeak and the structure of the definitive acquisition agreement.

On February 3, 2017, Mr. Waters met Dr. Katz at GigPeak’s headquarters for a facilities tour and to discuss GigPeak’s business.

On February 4, 2017, Latham & Watkins sent Crowell & Moring a first draft of the Merger Agreement. A copy of the Merger Agreement was provided to the Special Acquisition Committee.

On February 5, 2017, after reviewing the draft of the Merger Agreement with Dr. Katz and the Special Acquisition Committee, Crowell & Moring sent Latham & Watkins comments to the draft of the Merger Agreement.

Following the delivery by Crowell & Moring of comments to Latham & Watkins, and throughout the period that IDT and GigPeak, with the assistance of legal counsel, were negotiating and revising the draft of the Merger Agreement, Dr. Katz and Mr. Waters spoke on numerous occasions in furtherance of these negotiations and IDT’s diligence. Dr. Katz and other members of GigPeak senior management also spoke numerous times with other members of management of IDT during this period. Throughout this period, Dr. Katz provided frequent communication to the GigPeak Board with updates on the progress of negotiations.

On February 6, 2017, Dr. Katz requested that Cowen and Needham & Company each consider a reduction in the fees to be paid to them by GigPeak in the event of a sale of GigPeak to IDT due to the substantial effort undertaken by GigPeak’s management to identify IDT as a potential acquiror and negotiate the transaction with IDT.

On February 7, 2017, Latham & Watkins sent Crowell & Moring a revised draft of the Merger Agreement. That same day, members of management of IDT met with Dr. Katz and certain members of senior management of GigPeak who IDT intended to continue to employ after the acquisition of GigPeak to discuss the terms of such employment.

Following receipt of the revised draft of the Merger Agreement, Crowell & Moring reviewed the revisions to the draft of the Merger Agreement with Dr. Katz and the Special Acquisition Committee, and then in the afternoon of February 7, 2017, spoke by telephone with Latham & Watkins regarding significant outstanding issues, including revisions to the representations and warranties, post-signing operational covenants and the scope of the break-up fee.

On February 8, 2017, the GigPeak Board met to discuss the status of negotiations with IDT and the terms of the Merger Agreement. Representatives of Cowen and Needham & Company attended this meeting and participated in this discussion, as well as provided an update to the GigPeak Board on the status of the preparation of their respective financial analyses. During the meeting, Cowen and Needham & Company provided to GigPeak amendments to their respective engagement letters reflecting the reduction in fees previously requested. Dr. Katz executed these amendments following the conclusion of the GigPeak Board meeting. Representatives of Crowell & Moring presented to the GigPeak Board the open issues on the Merger Agreement, including revisions to the representations and warranties, post-signing operational covenants and the scope of the break-up fee and discussed open issues in the Merger Agreement with the GigPeak Board. During the meeting of the GigPeak Board, representatives of Crowell & Moring delivered to Latham & Watkins comments to the revised draft of the Merger Agreement. Representatives of Crowell & Moring also delivered to Latham & Watkins an initial draft of the GigPeak disclosure schedules.

On February 9, 2017, GigPeak and IDT with the assistance of Crowell & Moring and Latham & Watkins continued to negotiate the Merger Agreement.

Also on February 9, 2017, Cowen and Needham & Company each e-mailed a presentation to the GigPeak Board containing their respective preliminary financial analyses of the proposed consideration of $3.08 per Share. The presentations provided to the GigPeak Board included the Final Unaudited Prospective Financial Information (as defined below) based upon the GigPeak 2017 Annual Plan of Record. See “—Certain Projected Financial Information.”

On February 10, 2017, the Special Acquisition Committee met telephonically to discuss the status of negotiations with IDT and the terms of the Merger Agreement. Representatives of Crowell & Moring reviewed for the Special Acquisition Committee the fiduciary duties of the GigPeak Board upon a decision to sell GigPeak and the consideration and approval of the Merger Agreement, and also reviewed for the Special Acquisition Committee the resolution of issues on the Merger Agreement during the course of the week. The Special Acquisition Committee discussed the presentations which had been e-mailed to the GigPeak Board by Cowen and Needham & Company, and considered the process that GigPeak had engaged in pertaining to the acquisition of GigPeak. The Special Acquisition Committee instructed Crowell & Moring on the resolution of an outstanding issue in the Merger Agreement, and determined that with this resolution, the Merger Agreement and the price to be paid of $3.08 is fair to the stockholders of GigPeak and the Special Acquisition Committee could recommend to the GigPeak Board to proceed to approve the Merger Agreement and the Offer and the Merger.

On February 10, 2017, the GigPeak Board met telephonically to review with representatives of Cowen and Needham & Company the presentations of their respective financial analyses of the proposed consideration of

$3.08 per Share. The GigPeak Board also reviewed the Final Unaudited Prospective Financial Information. The GigPeak Board inquired of Cowen and Needham & Company of any conflicts that would preclude them from serving as a financial advisor to GigPeak, and none were stated. Representatives from Cowen reviewed with the GigPeak Board its preliminary financial analysis of the proposed consideration of $3.08 per Share and responded to questions from the GigPeak Board regarding its preliminary financial analysis. Representatives from Needham & Company also reviewed with the GigPeak Board its preliminary financial analysis of the proposed consideration of $3.08 per Share and responded to questions from the GigPeak Board regarding its preliminary financial analysis. The GigPeak Board continued to meet without the representatives of Cowen and Needham & Company LLC. Representatives of Crowell & Moring reported to the GigPeak Board on the presentation which they had provided to the Special Acquisition Committee. The Special Acquisition Committee then gave its report to the GigPeak Board.

After the conclusion of the meeting of the GigPeak Board, Crowell & Moring and Latham & Watkins spoke by telephone and, pending approval of the Merger Agreement by the GigPeak Board and the board of directors of IDT, resolved the outstanding issue in the Merger Agreement in accordance with the direction given to Crowell & Moring by the Special Acquisition Committee. Later on February 10, 2017, Latham & Watkins sent to Crowell & Moring a revised draft of the Merger Agreement reflecting this resolution.

On February 11, 2017, the GigPeak Board met and received an update from a representative of Crowell & Moring of the final revisions to the Merger Agreement and the terms thereof. Representatives from Cowen reviewed with the GigPeak Board a financial analysis of the proposed consideration of $3.08 per Share, responded to questions from the GigPeak Board regarding its financial analysis, and delivered Cowen’s opinion to the GigPeak Board, to the effect that and subject to the various assumptions and limitations set forth therein, as of that date, the consideration of $3.08 per Share to be received by the stockholders of GigPeak in the Offer and the Merger was fair, from a financial point of view, to such stockholders, other than IDT and its affiliates. See “—Opinion of Cowen and Company, LLC”. Representatives from Needham & Company also reviewed with the GigPeak Board a financial analysis of the proposed consideration of $3.08 per Share, responded to questions from the GigPeak Board regarding its financial analysis, and delivered Needham & Company’s opinion to the GigPeak Board, to the effect that and subject to the various assumptions and limitations set forth therein, as of that date, the consideration of $3.08 per Share to be received by the stockholders of GigPeak in the Offer and the Merger was fair, from a financial point of view, to such stockholders, other than IDT and its affiliates and other than holders of dissenting shares. See “—Opinion of Needham & Company, LLC”. Representatives of Crowell & Moring reviewed the fiduciary duties of the GigPeak Board regarding their consideration and approval of the Merger Agreement. After discussing the final terms of the Merger Agreement and the proposed Transaction with IDT, the GigPeak Board unanimously approved the Merger Agreement and recommended that stockholders of GigPeak tender their shares of GigPeak Common Stock to IDT pursuant to the Offer to be conducted in accordance with the Merger Agreement. The Continuing Directors of the GigPeak Board also unanimously approved the Merger Agreement and recommended that stockholders of GigPeak tender their shares of GigPeak Common Stock to IDT pursuant to the Offer to be conducted in accordance with the Merger Agreement.

Immediately following the close of market on February 13, 2017, IDT, Purchaser and GigPeak executed and delivered the Merger Agreement. Following the execution of the Merger Agreement, IDT and GigPeak issued a joint press release announcing the Transaction.

Following the announcement of the Transaction, GigPeak notified Company C that it was withdrawing from the non-binding letter of intent sent by Company C.

Reasons for the Recommendation of the GigPeak Board

In considering its decision to approve the Merger Agreement and to authorize and approve the Transaction, and, subject to the terms and conditions of the Merger Agreement, to recommend that stockholders tender their shares of GigPeak Common Stock pursuant to the Offer, the GigPeak Board consulted with our management, as well as our legal and financial advisors, and considered the terms of the proposed Merger Agreement, the Offer and the

Merger and the other transactions set forth in the Merger Agreement, as well as the sale process described in the section entitled “—Background of the Transaction.”

The GigPeak Board considered a number of positive factors in its deliberation, including the following (which factors are not necessarily presented in order of relative importance):

•	Strategic/Scale. The GigPeak Board’s belief that scale is necessary to address increasing competition and customer power in key markets served by GigPeak, as well as cost leverage, and the ability to continue to execute upon GigPeak’s strategic growth plan to achieve scale and grow by acquisition was facing increasing difficulties, including continued dilution to stockholders, anticipated slowing growth rates, and potential loss of market share and strategic customers to larger competitors and new consolidated competitors, making this the right time to sell rather than remain independent in order to maximize return to GigPeak’s stockholders. This decision was based on, among other things, the GigPeak Board’s assessment of:

•	GigPeak’s historical operating and financial performance, its competitive position and its future prospects;

•	the advantages of entering into the Merger Agreement in comparison with the risks of remaining independent, including risks related to achieving GigPeak’s financial projections as a standalone company; the risks inherent in GigPeak’s industry; concerns as to GigPeak’s ability to retain larger customers due in part to GigPeak’s relatively small size compared to some of its competitors; the risk of increased competitive pressure; the expected decline in GigPeak’s revenue growth rate as it matures; the economy and capital markets as a whole, and the various additional risks and uncertainties that are described in GigPeak’s most recent periodic reports filed with the SEC;

•	the GigPeak Board’s belief, augmented by more than a year of intensive negotiations with various potential acquirors, that, in accordance with its fiduciary duties, it had negotiated the highest price per share for the GigPeak Common Stock that IDT was willing to pay; and

•	the GigPeak Board’s belief that, in accordance with its fiduciary duties, the process conducted by GigPeak had resulted in the highest price reasonably available to the stockholders of GigPeak.

•	Fair and Appropriate Price. The GigPeak Board concluded that the consideration of $3.08 per Share represented an attractive valuation for GigPeak and an opportunity for GigPeak’s stockholders to receive a significant premium over the market price of the GigPeak Common Stock. The GigPeak Board reviewed the historical market prices, volatility and trading information with respect to GigPeak’s Common Stock, and the active sale process undertaken by GigPeak, including:

•	the fact that the “control” premium being paid at the proposed consideration of $3.08 per Share is market consistent (which premium was 22.2%, 16.7%, 21.7% and 32.2% over the one, five, thirty and ninety trading day, volume-weighted average closing prices for GigPeak’s common stock prior to February 11, 2017);

•	the fact that the proposed consideration of $3.08 per Share recognizes the true value of the enterprise considering both an enterprise value to revenue multiple and an earnings per share ratio;

•	the share price appreciation from prior acquisitions made by GigPeak and its prior financings;

•	the fact that GigPeak and its representatives contacted forty-two parties regarding a potential acquisition of GigPeak, made presentations to fifteen of these parties, that five parties (including IDT) had expressed written interest in acquiring GigPeak, and the highest price offered by any of these parties was $3.08 per Share from IDT;

•	the unlikelihood of a transaction proposal at a higher value than the cash price to be paid by IDT;

•	the unlikelihood that GigPeak’s stock will trade at or above $3.08 for any extended period of time in the foreseeable future;

•	the then-current financial market conditions and the recent and historical market prices of GigPeak’s stock, and the recent and historical market prices of GigPeak’s stock relative to those of other industry participants and general market prices;

•	the financial analyses presented to the GigPeak Board by Cowen with respect to the Offer and the Merger and the opinion of Cowen to the GigPeak Board, to the effect that and subject to the various assumptions and limitations set forth therein, as of February 11, 2017, the consideration of $3.08 per Share to be received by the stockholders of GigPeak in the Offer and the Merger was fair, from a financial point of view, to such stockholders, other than IDT and its affiliates. See “—Opinion of Cowen and Company, LLC”; and

•	the financial analyses presented to the GigPeak Board by Needham & Company with respect to the Offer and the Merger and the opinion of Needham & Company to the GigPeak Board, to the effect that and subject to the various assumptions and limitations set forth therein, as of February 11, 2017, the consideration of $3.08 per Share to be received by the stockholders of GigPeak in the Offer and the Merger was fair, from a financial point of view, to such stockholders, other than IDT and its affiliates, and other than holders of dissenting shares. See “—Opinion of Needham & Company, LLC”.

•	Negotiated Transaction. The GigPeak Board’s view that the Merger Agreement was the product of arm’s-length negotiations and contained customary terms and conditions, providing for a full cash-out tender offer with no financing condition which provides immediate liquidity and certainty of value to our stockholders compared to any transaction in which stockholders would receive shares of an acquiror’s stock,.

•	Terms of Merger Agreement. The terms and conditions of the Merger Agreement, including GigPeak’s ability to consider and respond to, under certain circumstances specified in the Merger Agreement, an unsolicited proposal (as more fully described under the heading “Identity and Background of Filing Persons—Tender Offer”), and GigPeak’s Board’s right, after complying with the terms of the Merger Agreement, to terminate the Merger Agreement in order to enter into an agreement with respect to a superior proposal (as more fully described under the heading “Identity and Background of Filing Persons—Tender Offer”), subject to certain match rights in favor of IDT and upon payment of a termination fee to IDT of $9,250,000 (approximately 4.0% of the equity value).

•	Modest Legal Risk. The likelihood that the Transaction will be consummated, particularly in view of the terms of the Merger Agreement and the closing conditions. In that regard, the GigPeak Board noted:

•	IDT’s obligation to complete the Offer and the Merger is not subject to any financing-related condition;

•	the limited number of conditions to the Offer and the Merger;

•	the relative likelihood of obtaining required regulatory approvals; and

•	the likely limited risks of litigation that would impair the ability to consummate the Transaction.

•	Strategic Buyer. The GigPeak Board’s belief that acquisition by IDT is a great strategic fit by an acquiror that has both a tactical and a strategic need to acquire GigPeak’s business, will result in the employees of GigPeak being well treated upon the consummation of the Transaction and has what appears to be a relatively straightforward integration that has the potential to be beneficial to GigPeak’s customers.

The GigPeak Board also considered potential drawbacks and risks relating to the Transaction, including the following (which drawbacks and risks are not necessarily presented in order of relative importance):

•	GigPeak will no longer exist as an independent company, and accordingly, the stockholders of GigPeak will no longer participate in any future growth GigPeak may have or any potential future increase in its value;

•	There can be no assurance that all conditions to the parties’ obligations to complete the Offer and the Merger will be satisfied, and as a result, it is possible that the Offer and the Merger may not be completed. If the Offer and Merger are not completed, (i) GigPeak will have incurred significant risk and transaction and opportunity costs, including the possibility of disruption to our operations, diversion of management and employee attention, employee attrition and a potentially negative effect on our business and customer relationships, (ii) the trading price of shares of GigPeak Common Stock would likely be adversely affected and (iii) the market’s perceptions of the GigPeak’s prospects could be adversely affected;

•	GigPeak’s management’s focus and resources may become diverted from other important business opportunities and operational matters while working to implement the Offer and Merger, which could adversely affect the GigPeak’s business;

•	There is a risk of litigation arising in respect of the Merger Agreement or the transactions contemplated by the Merger Agreement;

•	The regulatory notifications required for completion of the Merger and the risk that the applicable governmental authorities may challenge or decide not to approve the Merger;

•	The Merger will be a taxable transaction to the stockholders of GigPeak that are U.S. holders for U.S. federal income tax purposes and, therefore, such stockholders generally will be required to pay U.S. federal income tax on any gains they recognize as a result of the Offer and Merger;

•	That the terms of the Merger Agreement prohibit GigPeak and its representatives from soliciting third party bids, which terms could reduce the likelihood that other potential acquirors would propose an alternative transaction that may be more advantageous to our stockholders; and

•	The possibility that if the Merger Agreement is terminated under certain specified circumstances, GigPeak may be required to pay IDT a termination fee of $9,250,000, as more fully described under the heading “Identity and Background of Filing Persons—Tender Offer.”

The GigPeak Board also considered that certain of our directors and officers may have conflicts of interest in connection with the Offer and Merger, as they may receive certain benefits that are different from, or in addition to, those of our other stockholders.

After taking into account all of the factors set forth above, as well as others, the GigPeak Board unanimously agreed that the benefits of the Offer and Merger outweighed the drawbacks and risks and determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and Merger, are fair to, and in the best interests of, GigPeak and its stockholders, approved the Merger Agreement, and authorized and approved the Merger upon the terms and conditions set forth in the Merger Agreement and recommended that stockholders tender shares pursuant to the Offer.

The foregoing discussion is not intended to be an exhaustive list of the information and factors considered by the GigPeak Board in its consideration of the Offer and Merger, but is merely a summary of the material positive factors and material drawbacks and risks considered by the GigPeak Board in that regard. In view of the number and variety of factors and the amount of information considered, the GigPeak Board did not find it practicable to, and did not make specific assessments of, quantify or otherwise assign relative weights to, the specific factors considered in reaching its determination. In addition, the GigPeak Board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, and individual members of the GigPeak Board may have given different weights to different factors. The GigPeak Board made its recommendation based on the totality of information presented to, and the investigation conducted by, the GigPeak Board.

Opinion of Cowen and Company, LLC

GigPeak retained Cowen to act as one of its financial advisors in connection with a possible transaction involving the sale of, or other business combination involving, GigPeak, including the Offer and the Merger, and to render an opinion to the GigPeak Board as to the fairness, from a financial point of view, of the consideration of $3.08 per Share to be received by the holders of the Shares in the Offer and the Merger.

On February 11, 2017, Cowen delivered its opinion to the GigPeak Board, to the effect that and subject to the various assumptions and limitations set forth therein, as of that date, the consideration of $3.08 per Share to be received by the stockholders of GigPeak in the Offer and the Merger was fair, from a financial point of view, to such stockholders, other than IDT and its affiliates. The full text of the written opinion of Cowen, dated February 11, 2017, is attached as Annex I hereto and is incorporated by reference. GigPeak encourages holders of the Shares to read the opinion in its entirety for the assumptions made, procedures followed, other matters considered and limits of the review by Cowen. The summary of the written opinion of Cowen set forth herein is qualified in its entirety by reference to the full text of such opinion. Cowen’s analyses and opinion were prepared for and addressed to the GigPeak Board and are directed only to the fairness, from a financial point of view, of the consideration of $3.08 per Share to be received by the stockholders of GigPeak (other than IDT and its affiliates) in the Offer and the Merger. Cowen’s opinion is not a recommendation to any stockholder or any other person as to whether such stockholder or such person should tender Shares in the Offer or take any other action in connection with the Offer and the Merger or otherwise.

In arriving at its opinion, Cowen reviewed and considered such financial and other matters as it deemed relevant, including, among other things:

•	a draft of the Merger Agreement dated February 11, 2017;

•	certain publicly available financial and other information for GigPeak and certain other relevant financial and operating data furnished to Cowen by the management of GigPeak;

•	certain internal financial analyses, financial forecasts, reports and other information concerning GigPeak prepared by the management of GigPeak for the fiscal years ending in 2017 through 2019 (referred to in this section as the “GigPeak Forecasts”);

•	discussions Cowen had with certain members of the management of GigPeak concerning the historical and current business operations, financial condition and prospects of GigPeak and such other matters Cowen deemed relevant;

•	certain operating results of GigPeak as compared to the operating results of certain publicly traded companies Cowen deemed relevant;

•	the reported price and trading history of the Shares as compared to the reported price and trading histories of certain publicly traded companies Cowen deemed relevant;

•	certain financial terms of the Offer and the Merger as compared to the financial terms of certain selected business combinations Cowen deemed relevant; and

•	such other information, financial studies, analyses and investigations and such other factors that Cowen deemed relevant for the purposes of its opinion.

In conducting its review and arriving at its opinion, Cowen, with the consent of the GigPeak Board, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to it by GigPeak or which was publicly available or was otherwise reviewed by Cowen. Cowen did not undertake any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information. Cowen relied upon, without independent verification, the assessment of the management of GigPeak as to the existing products and services of GigPeak and the viability of, and risks associated with, the future products and services of GigPeak. In addition, Cowen did not conduct, or assume any obligation to conduct, any physical inspection of the properties or facilities of GigPeak. Cowen further relied upon GigPeak’s representation that all information provided to it by GigPeak was accurate and complete in all material respects. Cowen, with the consent of the GigPeak Board, assumed that the GigPeak Forecasts were reasonably prepared by the management of GigPeak on bases reflecting the best currently available estimates and good faith judgments of such management as to the future performance of GigPeak, and that such forecasts provided a reasonable basis for its opinion. Cowen expressed no opinion as to the GigPeak Forecasts or the assumptions on which they were made. Cowen expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which Cowen became aware after the date of its opinion.

Cowen assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of GigPeak since the date of the last financial statements made available to Cowen. Cowen did not make or obtain any independent evaluations, valuations or appraisals of the assets or liabilities of GigPeak, nor was Cowen furnished with such materials. In addition, Cowen did not evaluate the solvency or fair value of GigPeak, IDT or Purchaser under any state or federal laws relating to bankruptcy, insolvency or similar matters. Cowen’s opinion does not address any legal, tax or accounting matters related to the Merger Agreement or the Offer and the Merger, as to which it assumed that GigPeak and the GigPeak Board have received such advice from legal, tax and accounting advisors as each has determined appropriate. Cowen’s opinion addressed only the fairness of the consideration of $3.08 per Share, from a financial point of view, to the stockholders of GigPeak, other than IDT and its affiliates. Cowen expressed no view as to any other aspect or implication of the Offer and the Merger or any other agreement, arrangement or understanding entered into in connection with the Offer and the Merger or otherwise. Cowen’s opinion was necessarily based upon economic and market conditions and other circumstances as they existed and could be evaluated by Cowen on the date of its opinion. It should be understood that although subsequent developments may affect Cowen’s opinion, Cowen does not have any obligation to update, revise or reaffirm its opinion and expressly disclaims any responsibility to do so. Cowen did not consider any potential legislative or regulatory changes currently being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the SEC, the Financial Accounting Standards Board, or any similar foreign regulatory body or board.

For purposes of rendering its opinion, Cowen assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Offer and the Merger will be satisfied without waiver thereof. Cowen assumed that the final form of the Merger Agreement would be substantially similar to the last draft reviewed by Cowen. Cowen also assumed that all governmental, regulatory and other consents and approvals contemplated by the Merger Agreement would be obtained and that in the course of obtaining any of those consents no restrictions would be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Offer and the Merger. Cowen assumed that the Offer and the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable state or federal statutes, rules and regulations.

Cowen’s opinion was intended for the benefit and use of the GigPeak Board in its consideration of the financial terms of the Offer and the Merger and may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with Cowen’s prior written approval. However, Cowen’s opinion may be reproduced in full in disclosure documents relating to the Offer and the Merger which GigPeak is required to file under the Securities Exchange Act of 1934, as amended, including this Schedule 14D-9. Cowen’s opinion is not a recommendation to any stockholder of GigPeak or any other person as to whether such person should tender his or her Shares in the Offer or to take any other action in connection with the Offer and the Merger or otherwise. Cowen was not requested to opine as to, and its opinion does not in any manner address, GigPeak’s underlying business decision to effect the Offer and the Merger or the relative merits of the Offer and the Merger as compared to other business strategies or transactions that might be available to GigPeak. Additionally, Cowen was not requested to, and did not, participate in the negotiation of the terms of the Offer and the Merger. In addition, Cowen has not been requested to opine as to, and its opinion does not in any manner address, the fairness of the amount or nature of the compensation to any of GigPeak’s officers, directors or employees, or class of such persons, relative to the compensation to the public stockholders of GigPeak or whether IDT has sufficient cash, available lines of credit or other sources of funds to enable it to pay the consideration of $3.08 per Share.

Summary of Material Financial Analyses

The following is a summary of the material financial analyses performed by Cowen to arrive at its opinion. Some of the summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses. Cowen performed certain procedures, including each of the financial analyses described below, and reviewed with the GigPeak Board and the management of GigPeak the assumptions on which such analyses were based and other factors, including the historical and projected financial results of GigPeak. In calculating GigPeak’s Implied Enterprise Value in the analyses summarized below, Cowen excluded payments due to GigPeak management and employees resulting from a change in control of GigPeak.

Transaction Overview. For informational purposes only, Cowen reviewed the closing prices of the Shares on various days and over various periods. The table below illustrates the stock prices for those days and periods and the premium implied by the consideration in the Offer and the Merger of $3.08 per Share to the historical stock prices.

	Historical Share Price	Premium Implied by Consideration
February 10, 2017	$2.52	22.2%
1 month prior to February 10, 2017 (Spot)	$2.52	22.2%
3 months prior to February 10, 2017 (Spot)	$2.48	24.2%
6 months prior to February 10, 2017 (Spot)	$2.03	51.7%
9 months prior to February 10, 2017 (Spot)	$2.27	35.7%
12 months prior to February 10, 2017 (Spot)	$2.31	33.3%
2 years prior to February 10, 2017 (Spot)	$1.19	158.8%
3 years prior to February 10, 2017 (Spot)	$1.74	77.0%
High during 12 months ending on February 10, 2017 (4/18/16) (Spot)	$3.01	2.3%
Low during 12 months ending on February 10, 2017 (6/27/16) (Spot)	$1.71	80.1%
High during 2 years ending on February 10, 2017 (2/1/16) (Spot)	$3.33	(7.5%)
Low during 2 years ending on February 10, 2017 (2/19/15) (Spot)	$1.14	170.2%
High during 3 years ending on February 10, 2017 (2/1/16) (Spot)	$3.33	(7.5%)
Low during 3 years ending on February 10, 2017 (10/27/14) (Spot)	$0.99	211.1%
1 month ending on February 10, 2017 (Average)	$2.59	18.9%
3 months ending on February 10, 2017 (Average)	$2.62	17.7%
6 months ending on February 10, 2017 (Average)	$2.44	26.3%
9 months ending on February 10, 2017 (Average)	$2.37	29.9%
12 months ending on February 10, 2017 (Average)	$2.41	27.7%
2 years ending on February 10, 2017 (Average)	$2.18	41.2%
3 years ending on February 10, 2017 (Average)	$1.91	61.5%

For informational purposes only, Cowen also reviewed recent research analyst reports published by internationally recognized investment banking firms. These research analyst reports set a mean 12-month undiscounted price target for GigPeak of $3.63 per Share, with a high of $4.00 per Share and a low of $3.50 per Share, based on mean projected revenue for calendar year 2017 of $70.2 million and mean projected earnings per share for calendar year 2017 of $0.22.

Analysis of Selected Publicly Traded Companies. To provide contextual data and comparative market information, Cowen compared selected operating and financial data and multiples for GigPeak to the corresponding data and multiples of certain other companies in the semiconductor industry (referred to in this section as the “Selected Companies”) whose securities are publicly traded and that Cowen believes have one or more business or operating characteristics, market valuations and trading valuations similar to what might be expected of GigPeak. These companies were:

•	Broadcom Limited

•	Diodes Incorporated

•	ELMOS Semiconductor AG

•	Global Mixed-Mode Technology Inc.

•	Inphi Corporation

•	MACOM Technology Solutions Holdings, Inc.

•	MaxLinear, Inc.

•	Mellanox Technologies, Ltd.

•	Parade Technologies, Ltd.

•	Pixelworks, Inc.

•	Qorvo, Inc.

•	Realtek Semiconductor Corp.

•	Semtech Corporation

•	Sigma Designs, Inc.

The data and multiples reviewed by Cowen included:

•	the market capitalization of common stock plus debt and debt-like instruments less cash (“Implied Enterprise Value”) of each of the Selected Companies as a multiple of revenue and as a multiple of earnings before interest expense, income taxes, depreciation and amortization and excluding stock-based compensation and exceptional gains or charges from unusual, discontinued or non-recurring activities (referred to in this section as “Adjusted EBITDA”), and

•	the market capitalization (“Implied Equity Value”) of each of the Selected Companies as a multiple of net income, excluding stock-based compensation and exceptional gains or charges from unusual, discontinued or non-recurring activities (“Adjusted Net Income”), in each case, calculated on a pro forma basis to exclude recent divestitures and/or acquisitions, on a historical basis where available, or otherwise estimated for the Selected Companies for calendar year 2016 (“CY2016E”) and calendar year 2017 (“CY2017E”) from Capital IQ and Bloomberg where available, or otherwise from research analyst reports.

The following table presents the multiple of Implied Enterprise Value to estimated revenue and Adjusted EBITDA and the multiple of Implied Equity Value to estimated Adjusted Net Income, in each case, for calendar years 2016 and 2017. The information in the table is based on the closing stock prices of the Selected Companies per Capital IQ on February 10, 2017.

Selected Companies Multiples
	Low	Mean	Median	High
Implied Enterprise Value as a multiple of:
CY2016E Revenue(1)	0.8x	2.8x	2.7x	6.5x
CY2017E Revenue	0.8x	2.8x	2.4x	6.1x
CY2016E Adjusted EBITDA(2)	5.6x	11.4x	10.7x	18.4x
CY2017E Adjusted EBITDA	5.1x	10.9x	10.6x	19.4x
Implied Equity Value as a multiple of:
CY2016E Adjusted Net Income(3)	13.7x	22.0x	20.4x	37.3x
CY2017E Adjusted Net Income(4)	13.1x	18.0x	16.8x	28.2x

(1)	The multiple for the following company was excluded because it was over 7.0x and was considered not meaningful: Inphi Corporation.
(2)	The multiples for the following companies were excluded because they were over 20.0x and were considered not meaningful: Inphi Corporation and Pixelworks, Inc.
(3)	The multiples for the following companies were excluded because they were over 40.0x and were considered not meaningful: Pixelworks, Inc. and Sigma Designs, Inc.
(4)	The multiple for the following company was excluded because it was over 40.0x and was considered not meaningful: Sigma Designs, Inc.

Cowen noted that the mean effective tax rates for the Selected Companies were 15.0% and 12.1% for CY2016E and CY2017E, respectively, compared to a historical effective tax rate for GigPeak of 1.9% for calendar year 2016 (“CY2016A”) and a forecasted effective tax rate for GigPeak of 2.5% for calendar year 2017 (“CY2017E”).

Based upon the information presented above, Cowen’s experience in the semiconductor industry and its professional judgment, Cowen selected implied reference multiple ranges. The following table presents the implied value per Share based on the selected multiple ranges and using GigPeak’s historical revenue, Adjusted EBITDA and Adjusted Net Income for CY2016A and GigPeak’s forecasted revenue, Adjusted EBITDA and Adjusted Net Income for CY2017E, in each case, compared to the consideration in the Offer and the Merger of $3.08 per Share.

	Reference Multiple Range	Implied Value per Share
Implied Enterprise Value as a multiple of:
CY2016A Revenue	2.5x - 3.0x	$2.30 - $2.68
CY2017E Revenue	2.3x - 2.8x	$2.39 - $2.83
CY2016A Adjusted EBITDA	9.5x - 11.5x	$2.43 - $2.85
CY2017E Adjusted EBITDA	9.5x - 11.5x	$2.77 - $3.26
Implied Equity Value as a multiple of:
CY2016A Adjusted Net Income	16.0x - 22.0x	$2.60 - $3.51
CY2017E Adjusted Net Income	13.5x - 18.5x	$2.62 - $3.52

Although the Selected Companies were used for comparison purposes, none of those companies is directly comparable to GigPeak. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the Selected Companies, including effective tax rates, and other factors that could affect the public trading value of the Selected Companies and GigPeak to which they are being compared.

Analysis of Selected Transactions. Cowen reviewed the financial terms, to the extent publicly available based on company filings, press releases and research analyst reports, of 30 transactions (referred to in this section as the “Selected Transactions”) involving the acquisition of companies in the semiconductor industry, which were announced since February 2010. These transactions and the dates announced were:

Month and Year Announced	Buyer	Target
November 2016	MACOM Technology Solutions Holdings, Inc.	Applied Micro Circuits Corporation
September 2015	Mellanox Technologies, Ltd.	EZchip Semiconductor Ltd.
September 2015	MediaTek Inc.	Richtek Technology Corp.
September 2015	Diodes Incorporated	Pericom Semiconductor Corp.
May 2015	Microchip Technology Incorporated	Micrel, Inc.
March 2015	Microsemi Corporation	Vitesse Semiconductor Corporation
February 2015	Broadcom Limited	Emulex Corporation
February 2015	MaxLinear, Inc.	Entropic Communications, Inc.
January 2015	Lattice Semiconductor Corporation	Silicon Image, Inc.
August 2014	Murata Manufacturing Co., Ltd.	Peregrine Semiconductor Corporation
June 2014	Broadcom Limited	PLX Technology, Inc.
April 2014	Cirrus Logic, Inc.	Wolfson Microelectronics plc
April 2014	Exar Corporation	Integrated Memory Logic Limited
March 2014	Shanghai Pudong Science and Technology Investment Co., Ltd.	Montage Technology Group Limited
February 2014	Microchip Technology Incorporated	Supertex Inc.
November 2013	Tsinghua Unigroup Ltd.	RDA Microelectronics, Inc.
November 2013	M/A-COM Technology Solutions Holdings, Inc.	Mindspeed Technologies, Inc.
October 2013	Microsemi Corporation	Symmetricom, Inc.
August 2013	Maxim Integrated Products, Inc.	Volterra Semiconductor Corporation
December 2012	Diodes Incorporated	BCD Semiconductor Manufacturing Limited
June 2012	Cypress Semiconductor Corporation	Ramtron International Corporation
May 2012	Microchip Technology Incorporated	Standard Microsystems Corporation
January 2012	Semtech Corporation	Gennum Corporation
July 2011	Microsemi Corporation	Zarlink Semiconductor Inc.
May 2011	Skyworks Solutions, Inc.	Advanced Analogic Technologies Incorporated
February 2011	CSR plc	Zoran Corporation
October 2010	Microsemi Corporation	Actel Corporation
September 2010	Zoran Corporation	Microtune, Inc.
March 2010 February 2010	Microsemi Corporation Microchip Technology Incorporated	White Electronic Designs Corporation Silicon Storage Technology, Inc.

The data and multiples reviewed by Cowen included:

•	the Implied Enterprise Value paid in each of the Selected Transactions as a multiple of revenue and Adjusted EBITDA, and

•	the Implied Equity Value paid in each of the Selected Transactions as a multiple of Adjusted Net Income,

in each case, for the latest twelve months (referred to in this section as “LTM”) and the next twelve months (referred to in this section as “NTM”) immediately prior to and immediately following the announcement of the transaction, respectively.

The following table presents the multiple of Implied Enterprise Value to revenue and Adjusted EBITDA and the multiple of Implied Equity Value to Adjusted Net Income for the periods indicated.

Selected Transactions Multiples
	Low	Mean	Median	High
Implied Enterprise Value as a multiple of:
LTM Revenue	0.4x	2.3x	2.1x	5.7x
NTM Revenue(1)	0.6x	2.2x	2.2x	4.6x
LTM Adjusted EBITDA(2)	6.4x	12.7x	12.4x	19.9x
NTM Adjusted EBITDA(3)	5.0x	11.3x	11.3x	19.1x
Implied Equity Value as a multiple of:
LTM Adjusted Net Income(4)	9.8x	23.1x	21.9x	37.6x
NTM Adjusted Net Income(5)	10.7x	19.2x	17.7x	33.4x

(1)	The multiples for the transactions involving the following target companies were not available: White Electronic Designs Corporation and Silicon Storage Technology, Inc.
(2)	The multiples for the transactions involving the following target companies were excluded because they were either over 20.0x or were negative and were considered not meaningful: Applied Micro Circuits Corporation, Micrel, Inc., Vitesse Semiconductor Corporation, Entropic Communications, Inc., Peregrine Semiconductor Corporation, PLX Technology, Inc., Wolfson Microelectronics plc, Mindspeed Technologies, Inc., Advanced Analogic Technologies Incorporated, Zoran Corporation and Silicon Storage Technology, Inc.
(3)	The multiples for the transactions involving the following target companies were excluded because they were either over 20.0x or were negative and were considered not meaningful: Applied Micro Circuits Corporation, Vitesse Semiconductor Corporation, Peregrine Semiconductor Corporation, Wolfson Microelectronics plc, Mindspeed Technologies, Inc. and Advanced Analogic Technologies Incorporated. In addition, the multiples for the transactions involving the following target companies were not available: Micrel, Inc., Ramtron International Corporation, White Electronic Designs Corporation and Silicon Storage Technology, Inc.
(4)	The multiples for the transactions involving the following target companies were excluded because they were either over 40.0x or were negative and were considered not meaningful: Applied Micro Circuits Corporation, Micrel, Inc., Vitesse Semiconductor Corporation, Entropic Communications, Inc., Peregrine Semiconductor Corporation, Wolfson Microelectronics plc, Mindspeed Technologies, Inc., Symmetricom, Inc., Advanced Analogic Technologies Incorporated, Zoran Corporation, Microtune, Inc., White Electronic Designs Corporation and Silicon Storage Technology, Inc.
(5)	The multiples for the transactions involving the following target companies were excluded because they were either over 40.0x or were negative and were considered not meaningful: Applied Micro Circuits Corporation, Vitesse Semiconductor Corporation, Entropic Communications, Inc., Peregrine Semiconductor Corporation, Wolfson Microelectronics plc, Mindspeed Technologies, Inc., Advanced Analogic Technologies Incorporated and Zoran Corporation. In addition, the multiples for the transactions involving the following target companies were not available: White Electronic Designs Corporation and Silicon Storage Technology, Inc.

Based upon the information presented above, Cowen’s experience in the semiconductor industry and its professional judgment, Cowen selected implied reference multiple ranges. The following table presents the implied value per Share based on the selected multiple ranges using GigPeak’s historical LTM revenue, EBITDA and Adjusted Net Income (LTM period ending December 31, 2016) and its forecasted NTM revenue, Adjusted EBITDA and Net Income (NTM period ending December 31, 2017), in each case, compared to the consideration in the Offer and the Merger of $3.08 per Share.

	Reference Multiple Range	Implied Value per Share
Implied Enterprise Value as a multiple of:
LTM Revenue	1.9x - 2.4x	$1.83 - $2.22
NTM Revenue	2.0x - 2.5x	$2.13 - $2.57
LTM Adjusted EBITDA	11.5x - 13.5x	$2.85 - $3.26
NTM Adjusted EBITDA	10.0x - 12.0x	$2.89 - $3.38
Implied Equity Value as a multiple of:
LTM Adjusted Net Income	18.5x - 23.5x	$2.98 - $3.73
NTM Adjusted Net Income	14.5x - 19.5x	$2.80 - $3.70

Although the Selected Transactions were used for comparison purposes, none of those transactions is directly comparable to the Offer and the Merger, and none of the companies in those transactions is directly comparable to GigPeak. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the companies involved and other factors that could affect the acquisition value of such companies or GigPeak to which they are being compared.

Discounted Cash Flow Analysis. Cowen estimated a range of values for the Shares based upon the discounted present value of GigPeak’s projected unlevered free cash flow for the fiscal years ending in 2017 through 2019 and the terminal value of GigPeak based on multiples of GigPeak’s forecasted Adjusted EBITDA for the fiscal year ended December 31, 2019, and assuming a transaction closing date of December 31, 2016. This analysis was based upon certain assumptions described by, projections supplied by and discussions held with, the management of GigPeak. In performing this analysis, Cowen utilized discount rates ranging from 15.5% to 17.5%, which were selected based on the estimated weighted average cost of capital of GigPeak. Cowen utilized terminal multiples of Adjusted EBITDA ranging from 9.5x to 11.5x, which range was selected by Cowen in its professional judgment and based on the multiples for the Selected Companies. The range of discount rates and terminal multiples described above implied a range of perpetuity growth rates based on GigPeak’s estimated unlevered free cash flow in the terminal year of 8.8% to 11.8%.

Utilizing this methodology, the implied value per Share ranged from $2.77 to $3.31, compared to the consideration in the Offer and the Merger of $3.08 per Share.

The summary set forth above does not purport to be a complete description of all the analyses performed by Cowen. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. Cowen did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, notwithstanding the separate factors summarized above, Cowen believes, and has advised the GigPeak Board, that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the process underlying its opinion. In performing its analyses, Cowen made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of GigPeak. These analyses performed by Cowen are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses or securities may actually be sold. Accordingly, such analyses and estimates are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors. None of GigPeak, Cowen or any other person assumes responsibility if future results are materially different from those projected. The analyses supplied by Cowen and its opinion were among several factors taken into consideration by the GigPeak Board in making its decision to enter into the Merger Agreement and should not be considered as determinative of such decision.

Cowen was selected by GigPeak to render an opinion to its GigPeak Board because Cowen is a nationally recognized investment banking firm and because, as part of its investment banking business, Cowen is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In addition, in the ordinary course of its business, Cowen and its affiliates may actively trade or hold the securities of GigPeak for their own account and for the accounts of their customers, and, accordingly, may at any time hold a long or short position in such securities. In the two years preceding the date of Cowen’s opinion, Cowen has served as a joint bookrunning underwriter and placement agent to GigPeak and has received fees for the rendering of such services of approximately $1.1 million, and has not had a material relationship with IDT or any other party to the Merger Agreement. Cowen and its affiliates may in the future provide commercial and investment banking services to GigPeak and IDT and may receive fees for the rendering of such services. The issuance of Cowen’s opinion was approved by Cowen’s Fairness Opinion Review Committee.

Pursuant to the engagement letter, as amended, between Cowen and GigPeak, if the Offer is consummated, Cowen will be entitled to receive a transaction fee of approximately $1.56 million. GigPeak has agreed to pay a fee of $250,000 to Cowen for rendering its opinion dated February 11, 2017, half of which fee shall be credited against any transaction fee paid. Additionally, GigPeak has agreed to reimburse Cowen for its out-of-pocket expenses, including attorneys’ fees, and has agreed to indemnify Cowen against certain liabilities, including liabilities under the federal securities laws. The terms of the fee arrangement with Cowen were negotiated at arm’s length between GigPeak and Cowen, and the GigPeak Board was aware of the arrangement, including the fact that a significant portion of the fee payable to Cowen is contingent upon the consummation of the Offer.

Opinion of Needham & Company, LLC

GigPeak retained Needham & Company to act as one of GigPeak’s financial advisors in connection with a possible transaction involving the sale of, or other business combination involving, GigPeak, including the Offer and the Merger, and to render an opinion as to the fairness, from a financial point of view, to the holders of Shares (other than IDT or any of its affiliates and other than holders of dissenting shares) of the consideration to be received by those holders in the Offer and the Merger pursuant to the Merger Agreement.

On February 11, 2017, Needham & Company delivered its oral opinion, which it subsequently confirmed in writing, to the GigPeak Board that, as of that date and based upon and subject to the assumptions and other matters described in the written opinion, the Offer Price of $3.08 per Share in cash (referred to in this section as the “Merger Consideration”), to be received by the holders of Shares (other than IDT or any of its affiliates and other than holders of dissenting shares) pursuant to the Merger Agreement was fair, from a financial point of view, to those holders. Needham & Company provided its opinion for the information and assistance of the GigPeak Board in connection with and for the purpose of the GigPeak Board’s evaluation of the transactions contemplated by the Merger Agreement. Needham & Company’s opinion relates only to the fairness, from a financial point of view, to the holders of Shares (other than IDT or any of its affiliates and other than holders of dissenting Shares) of the Merger Consideration, which was determined through arm’s length negotiations between GigPeak and IDT. While Needham & Company provided independent financial advice to the GigPeak Board during the course of the negotiations between GigPeak and IDT, the decision to approve and recommend the Offer and the Merger was made independently by the GigPeak

Board. Needham & Company’s opinion does not address any other aspect of the Offer or the Merger, or any related transaction, and does not constitute a recommendation to any stockholder of GigPeak as to whether that stockholder should tender Shares pursuant to the Offer or how that stockholder should vote or act on any matter relating to the Offer or the Merger.

The complete text of Needham & Company’s opinion, dated February 11, 2017, which sets forth the assumptions made, procedures followed, matters considered, and qualifications and limitations on and scope of the review undertaken by Needham & Company, is attached as Annex II to this Schedule 14D-9 and is incorporated herein by reference. The summary of Needham & Company’s opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of Shares should read this opinion carefully and in its entirety.

In arriving at its opinion, Needham & Company, among other things:

•	reviewed a draft of the Merger Agreement dated February 11, 2017;

•	reviewed certain publicly available information concerning GigPeak and certain other relevant financial and operating data of GigPeak furnished to Needham & Company by GigPeak;

•	reviewed the historical stock prices and trading volumes of the Shares;

•	held discussions with members of management of GigPeak concerning the current operations of and future business prospects for GigPeak;

•	reviewed certain financial forecasts with respect to GigPeak prepared by the management of GigPeak and held discussions with members of such management concerning those forecasts;

•	compared certain publicly available financial data of companies whose securities are traded in the public markets and that Needham & Company deemed generally relevant to similar data for GigPeak;

•	reviewed the financial terms of certain business combinations that Needham & Company deemed generally relevant; and

•	reviewed such other financial studies and analyses and considered such other matters as Needham & Company deemed appropriate.

In connection with its review and in arriving at its opinion, Needham & Company assumed and relied on the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by it for purposes of its opinion and did not independently verify, nor did Needham & Company assume responsibility for independent verification of, any of that information. Needham & Company assumed the accuracy of the representations and warranties contained in the Merger Agreement and all agreements related thereto. In addition, Needham & Company assumed that the Offer and the Merger will be consummated on the terms and subject to the conditions set forth in the draft Merger Agreement furnished to Needham & Company without waiver, modification or amendment of any material term, condition or agreement thereof and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Offer and the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on GigPeak. Needham & Company assumed that the financial forecasts for GigPeak provided to Needham & Company by management of GigPeak were reasonably prepared on bases reflecting the best currently available estimates and judgments of such management, at the time of preparation, of the future operating and financial performance of GigPeak. Needham & Company expressed no opinion with respect to any of such forecasts or estimates or the assumptions on which they were based.

Needham & Company did not assume any responsibility for or make or obtain any independent evaluation, appraisal or physical inspection of the assets or liabilities of GigPeak, IDT or any of their respective subsidiaries nor did Needham & Company evaluate the solvency or fair value of GigPeak, IDT or any of their respective subsidiaries under any state or federal laws relating to bankruptcy, insolvency or similar matters. Needham &

Company’s opinion states that it was based on economic, monetary and market conditions as they existed and could be evaluated as of its date, and Needham & Company assumed no responsibility to update or revise its opinion based upon circumstances and events occurring after its date. Needham & Company’s opinion is limited to the fairness, from a financial point of view, to the holders of Shares (other than IDT or any of its affiliates and other than holders of dissenting shares) of the Merger Consideration to be received by those holders pursuant to the Merger Agreement and Needham & Company expressed no opinion as to the fairness of the Offer or the Merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of GigPeak, or as to GigPeak’s underlying business decision to engage in the Offer and the Merger or the relative merits of the Offer and the Merger as compared to other business strategies that might be available to GigPeak. In addition, Needham & Company expressed no opinion with respect to the amount or nature or any other aspect of any compensation payable to or to be received by any officers, directors or employees of any party to the Offer and the Merger, or any class of those persons, relative to the Merger Consideration to be received by the holders of Shares pursuant to the Merger Agreement or with respect to the fairness of any such compensation.

GigPeak imposed no limitations on Needham & Company with respect to the investigations made or procedures followed by Needham & Company in rendering its opinion.

In preparing its opinion, Needham & Company performed a variety of financial and comparative analyses. The following paragraphs summarize the material financial analyses performed by Needham & Company in arriving at its opinion. The order of analyses described does not represent relative importance or weight given to those analyses by Needham & Company. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by Needham & Company, the tables must be read together with the full text of each summary. The following quantitative information, to the extent it is based on market data, is, except as otherwise indicated, based on market data as they existed on or prior to February 10, 2017, and is not necessarily indicative of current or future market conditions.

Selected Companies Analysis. Using publicly available information, Needham & Company compared selected historical and projected financial and market data ratios for GigPeak to the corresponding data and ratios of two sets of publicly traded companies, referred to as the “selected large and mid-cap semiconductor companies” and “selected small-cap semiconductor companies,” that Needham & Company deemed relevant because they have lines of business that may be considered similar to certain lines of business of GigPeak. The selected large and mid-cap semiconductor companies and selected small-cap semiconductor companies, which are collectively referred to as the “selected companies,” consisted of the following:

Selected large and mid-cap semiconductor companies:

Ambarella, Inc.

Inphi Corporation

Integrated Device Technology, Inc.

M/A-COM Technology Solutions Holdings, Inc.

MaxLinear, Inc.

Microsemi Corporation

Qorvo, Inc.

Semtech Corporation

Small-cap semiconductor companies:

Alpha and Omega Semiconductor Limited

DSP Group, Inc.

Exar Corporation

GSI Technology, Inc.

Pixelworks, Inc.

Sigma Designs, Inc.

The following tables set forth information concerning the following multiples for the selected companies and for GigPeak:

•	enterprise value as a multiple of last 12 months (referred to in this section as “LTM”) revenues;

•	enterprise value as a multiple of projected calendar year 2017 revenues;

•	enterprise value as a multiple of projected calendar year 2018 revenues;

•	enterprise value as a multiple of LTM earnings before interest, taxes, depreciation and amortization (referred to in this section as “adjusted EBITDA”);

•	enterprise value as a multiple of projected calendar year 2017 adjusted EBITDA;

•	enterprise value as a multiple of projected calendar year 2018 adjusted EBITDA;

•	price as a multiple of LTM earnings per share (referred to in this section as “EPS”);

•	price as a multiple of projected calendar year 2017 EPS; and

•	price as a multiple of projected calendar year 2018 EPS.

Needham & Company calculated multiples for the selected companies based on the closing stock prices of those companies on February 10, 2017. Needham & Company calculated multiples for GigPeak based on the Merger Consideration of $3.08 per Share. All financial information excluded the impact of non-recurring items and adjusted EBITDA amounts excluded the impact of stock-based compensation expense.

	Selected Large and Mid-Cap Semiconductor Companies				GigPeak Implied by Offer and Merger
	75th Percentile	25th Percentile	Mean	Median
Enterprise value to LTM revenues	5.8x	4.2x	4.9x	4.5x	3.5x

Enterprise value to projected calendar year 2017 revenues	4.6x	3.8x	4.2x	4.4x	3.1x

Enterprise value to projected calendar year 2018 revenues	4.2x	3.5x	3.8x	4.0x	2.7x

Enterprise value to LTM adjusted EBITDA	19.3x	13.0x	15.7x	14.5x	12.6x

Enterprise value to projected calendar year 2017 adjusted EBITDA	14.0x	12.7x	13.7x	13.5x	10.8x

Enterprise value to projected calendar year 2018 adjusted EBITDA	12.6x	11.1x	11.4x	11.8x	9.4x

Price to earnings per share LTM	22.1x	14.2x	19.1x	17.5x	15.7x

Price to earnings per share projected calendar year 2017	20.5x	14.3x	18.1x	18.1x	15.2x

Price to earnings per share projected calendar year 2018	18.0x	13.0x	15.5x	16.3x	14.0x

	Selected Small-Cap Semiconductor Companies				GigPeak Implied by Offer and Merger
	75th Percentile	25th Percentile	Mean	Median
Enterprise value to LTM revenues	1.9x	0.8x	1.3x	1.2x	3.5x

Enterprise value to projected calendar year 2017 revenues	2.0x	0.8x	1.4x	1.1x	3.1x

Enterprise value to projected calendar year 2018 revenues	1.8x	0.7x	1.2x	1.1x	2.7x

Enterprise value to LTM adjusted EBITDA	12.6x	10.3x	11.3x	10.6x	12.6x

Enterprise value to projected calendar year 2017 adjusted EBITDA	17.0x	9.6x	12.9x	11.3x	10.8x

Enterprise value to projected calendar year 2018 adjusted EBITDA	13.1x	10.0x	11.5x	11.4x	9.4x

Price to earnings per share LTM	NM	NM	24.3x	24.3x	15.7x

Price to earnings per share projected calendar year 2017	NM	NM	24.9x	24.9x	15.2x

Price to earnings per share projected calendar year 2018	25.2x	18.5x	22.6x	24.0x	14.0x

NM in the table immediately above indicates multiples that were not deemed relevant because they were less than zero or exceeded 30x.

Selected Transactions Analysis. Needham & Company reviewed publicly available financial information for the following selected merger and acquisition transactions, which represent transactions completed since January 1, 2012 that involved target companies that were U.S. publicly traded semiconductor companies with enterprise values below $500 million:

Acquiror	Target
Corning Incorporated	Alliance Fiber Optic Products, Inc.
J.F. Lehman & Company	API Technologies Corp.
II-VI Incorporated	ANADIGICS, Inc.
Diodes Incorporated	Pericom Semiconductor Corporation
Qualcomm Incorporated	Ikanos Communications, Inc.
Knowles Corporation	Audience, Inc.
MaxLinear, Inc.	Entropic Communications, Inc.
Microsemi Corporation	Vitesse Semiconductor Corporation
Murata Electronics North America, Inc.	Peregrine Semiconductor Corporation
Avago Technologies Limited	PLX Technology, Inc.
Microchip Technology Incorporated	Supertex Incorporated
M/A-COM Technology Solutions Holdings, Inc.	Mindspeed Technologies, Inc.
Microsemi Corporation	Symmetricom, Inc.
Cypress Semiconductor Corporation	Ramtron International Corporation
Skyworks Solutions, Inc.	Advanced Analogic Technologies Incorporated

In reviewing the selected transactions, Needham & Company calculated, for the selected transactions and for the mergers,

•	enterprise value as a multiple of LTM revenues and

•	enterprise value as a multiple of LTM adjusted EBITDA.

Needham & Company calculated multiples for GigPeak based on the Merger Consideration of $3.08 per Share.

The following table sets forth information concerning the multiples described above for the selected transactions and the same multiples implied by the Merger.

	Selected Transactions				GigPeak Implied by Offer and Merger
	75th Percentile	25th Percentile	Mean	Median
Enterprise value to LTM revenues	2.8x	1.1x	2.0x	1.8x	3.5x

Enterprise value to LTM adjusted EBITDA	20.2x	13.3x	16.6x	14.6x	12.6x

Premiums Paid Analysis. Needham & Company reviewed publicly available financial information for the 14 merger and acquisition transactions that represent all-cash transactions involving U.S.-based publicly-traded technology companies completed since January 1, 2014 with transaction equity values of between $150 million and $300 million. In examining these transactions, Needham & Company analyzed the premium of consideration offered to the acquired company’s stock price one day, five days, thirty days and ninety days prior to the announcement of the transaction.

Needham & Company calculated premiums for GigPeak based on the Merger Consideration of $3.08 per Share and the closing prices of the Shares one day, five days, thirty days and ninety days prior to February 11, 2017. The following table sets forth information concerning the stock price premiums in the selected transactions and the stock price premium implied by the Merger.

	Selected Transactions				Offer and Merger At $3.08
	75th Percentile	25th Percentile	Mean	Median
One day stock price premium	38.2%	18.8%	26.8%	24.6%	22.2%

Five day stock price premium	43.8%	18.6%	33.3%	37.0%	16.7%

Thirty day stock price premium	52.0%	8.5%	34.2%	37.1%	21.7%

Ninety day stock price premium	36.5%	7.6%	23.0%	16.6%	32.2%

Discounted Cash Flow Analysis. Needham & Company performed illustrative discounted cash flow analyses to determine indicators of illustrative implied equity values for GigPeak and illustrative implied equity values per Share based on management’s forecasts. Needham & Company calculated a range of indications of the present value of unlevered free cash flows for GigPeak for the projected calendar years 2017 through 2019 using discount rates ranging from 14.7% to 16.7%. The range of discount rates, reflecting an estimated range of weighted average costs of capital of GigPeak, was selected by Needham & Company utilizing its professional judgment and experience. The midpoint of the range of discount rates was calculated using an assumed equity market risk premium based upon data from Duff & Phelps 2016 Valuation Handbook, a beta estimate based upon Bloomberg financial databases, an assumed size-related risk premium based upon data from Duff & Phelps 2016 Valuation Handbook, an assumed risk-free rate based on the U.S. Government 10-year Treasury note yield, the effective interest rate on GigPeak’s debt as of September 25, 2016 and GigPeak’s effective tax rate for the nine months ended September 25, 2016. Needham & Company then calculated a range of illustrative terminal enterprise values at the end of 2019 by applying multiples ranging from 2.5x to 3.5x to GigPeak management’s estimate of its calendar year 2019 revenue provided in the Final Unaudited Prospective Financial Information. These illustrative terminal enterprise values were then discounted to calculate ranges of implied indications of present values using discount rates ranging from 14.7% to 16.7%. Needham & Company then added the ranges of the implied present values of GigPeak’s unlevered free cash flows for the projected periods to the ranges of implied present values of GigPeak’s terminal enterprise values to derive ranges of implied present enterprise values of GigPeak. Needham & Company then added GigPeak’s cash and subtracted GigPeak’s debt, in each case as of December 31, 2016, to arrive at the ranges of illustrative implied present equity values. This analysis indicated an illustrative implied per Share equity reference range for GigPeak of $2.69 to $3.64.

No company, transaction or business used in the “Selected Companies Analysis,” “Selected Transactions Analysis” or “Premiums Paid Analysis” as a comparison is identical to GigPeak or to the Offer and the Merger. Accordingly, an evaluation of the results of these analyses is not entirely mathematical; rather, it involves complex considerations and judgments concerning differences in the financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the selected companies or selected transactions or the business segment, company or transaction to which they are being compared.

The summary set forth above does not purport to be a complete description of the analyses performed by Needham & Company in connection with the rendering of its opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, Needham & Company believes that its analyses must be considered as a whole and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its analyses and opinion. Needham & Company did not attribute any specific weight to any factor or analysis considered by it. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis.

In performing its analyses, Needham & Company made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of GigPeak or IDT. Any estimates contained in or underlying these analyses, including estimates of GigPeak’s future performance, are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those estimates. Additionally, analyses relating to the values of businesses or assets do not purport to be appraisals or necessarily reflect the prices at which businesses or assets may actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. Needham & Company’s opinion and its related analyses were only one of many factors considered by the GigPeak Board in their evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the GigPeak Board or management with respect to the Merger Consideration or the Offer and the Merger.

Needham & Company is a nationally recognized investment banking firm. As part of its investment banking services, Needham & Company is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. Needham & Company believes that it was retained by the GigPeak Board as GigPeak’s financial advisor in connection with the Offer and the Merger based on Needham & Company’s experience as a financial advisor in mergers and acquisitions as well as Needham & Company’s familiarity with GigPeak and its industry generally. Needham & Company has not in the past two years provided investment banking or financial advisory services to GigPeak unrelated to its current engagement with respect to the proposed transaction for which it has received or is entitled to receive compensation, except that Needham & Company acted as a representative of the underwriters in connection with GigPeak’s June 2016 public offering of the Shares, for which Needham & Company received fees of approximately $435,000. Needham & Company has not in the past two years provided investment banking or financial advisory services to IDT or Merger Sub for which it has received or is entitled to receive compensation. Needham & Company may in the future provide investment banking and financial advisory services to GigPeak, IDT and their respective affiliates unrelated to the Offer or the Merger, for which services Needham & Company would expect to receive compensation. In the normal course of its business, Needham & Company may actively trade equity securities of GigPeak and IDT for its own account or for the account of its customers or affiliates and, therefore, may at any time hold a long or short position in those securities.

Pursuant to Needham & Company’s engagement letter with GigPeak, GigPeak retained Needham & Company as one of GigPeak’s financial advisors in connection with the Offer and the Merger and to render its opinion dated February 11, 2017 and attached as Annex II to this Schedule 14D-9. GigPeak has agreed to pay Needham & Company a nonrefundable fee of $250,000 that became payable upon Needham & Company’s delivery of its opinion on February 11, 2017. If the Offer or the Merger is consummated, GigPeak has agreed to pay Needham & Company an additional fee of approximately $1.56 million. Whether or not the Offer or the Merger is consummated, GigPeak has agreed to reimburse Needham & Company for certain of its out-of-pocket expenses and to indemnify Needham & Company and related persons against various liabilities, including certain liabilities under the federal securities laws. The terms of the fee arrangement with Needham & Company were negotiated at arm’s length between GigPeak and Needham & Company, and the GigPeak Board was aware of the arrangement, including the fact that a significant portion of the fee payable to Needham & Company is contingent upon the consummation of the Offer.

Certain Projected Financial Information.

Although GigPeak has publicly issued limited short-term guidance concerning certain aspects of its expected financial performance (including current quarter and fiscal year expected financial performance), GigPeak does not typically provide long-term forecasts or projections as to future performance, earnings or other results for extended periods due to, among other reasons, the inherent difficulty of accurately predicting future periods and the likelihood that the underlying assumptions and estimates may prove incorrect. In the ordinary course, GigPeak prepares forecasts annually for internal budgeting and business planning purposes for the subsequent fiscal year which it continues to refine as that year proceeds (the “Annual Plan of Record”).

GigPeak management developed the Annual Plan of Record for the 2017 fiscal year (the “GigPeak 2017 Annual Plan of Record”) beginning in December 2016, and presented it to the GigPeak Board on January 9, 2017. On January 20, 2017, GigPeak management provided representatives of IDT with certain unaudited prospective financial information from the GigPeak 2017 Annual Plan of Record (which had previously been shared with Company B and which was not shared with any other potential acquirors) and an estimated reduction of GigPeak’s operating expense by $6,799,000 as a result of potential synergies (as estimated by GigPeak management) from the combination of GigPeak and IDT (the “January 2017 Model”). On February 1, 2017, GigPeak management provided representatives of IDT with another presentation that provided additional product split information regarding the prospective revenue information contained in the January 2017 Model.

On February 2, 2017, GigPeak provided IDT with certain unaudited prospective financial information for fiscal years 2017 through 2019 (the “February 2017 Models”). The February 2017 Models were not shared with any other potential acquirors and contained a model based on the January 2017 Model (the “Management Model”) and a model based on research analyst reports consensus (the “Research Analyst Coverage Consensus Model”). The Management Model differed from the January 2017 Model as a result of the inclusion of unaudited prospective financial information for fiscal years 2018 and 2019 and exclusion of the impact of potential synergies set forth in the January 2017 Model. The Management Model also differed from the GigPeak 2017 Annual Plan of Record due to an error in the calculation of prospective fiscal year 2017 net income, which was intended to be adjusted to reflect GigPeak management’s refinement of estimates for prospective interest and other expenses and prospective taxes in fiscal year 2017, but as a result of a failure to correctly subtract prospective taxes in fiscal year 2017 in the amount of $400,000 as reported in the Management Model resulted in the Management Model stating net income in fiscal year 2017 of approximately $14.6 million rather than approximately $14 million. The Research Analyst Coverage Consensus Model was provided to IDT as an alternative source of prospective financial information based on research analyst consensus.

On February 8, 2017, GigPeak management shared unaudited prospective financial information for 2017 through 2019 derived from the information included in the GigPeak 2017 Annual Plan of Record with Cowen and Needham & Company, each of whom used it in connection with their respective financial analyses that were presented to the GigPeak Board and summarized under “Opinion of Cowen and Company, LLC” and “Opinion of Needham & Company, LLC” respectively (the “Final Unaudited Prospective Financial Information”). The Final Unaudited Prospective Financial Information differed from the GigPeak 2017 Annual Plan of Record as a result of (i) GigPeak management’s refinement of the estimates for prospective interest and other expenses and prospective taxes which resulted in the estimated net income being reduced by approximately $500,000 in fiscal year 2017 and (ii) an adjustment in the calculation of prospective diluted shares which had been overstated in the earlier calculations. Furthermore, the Final Unaudited Prospective Financial Information differed from the Management Model due to the reasons in the foregoing sentence as well as correction of errors in the Management Model in the calculation of prospective operating expense, interest and other expenses and taxes for fiscal years 2018 and 2019. The aggregate impact of the foregoing differences resulted in the estimated net income being reduced by approximately $200,000 in fiscal year 2017, increased by approximately $400,000 in fiscal year 2018 and reduced by approximately $300,000 in fiscal year 2019, from the corresponding amounts stated in the Management Model. On February 10 and 11, 2017, the Final Unaudited Prospective Financial Information was presented to the GigPeak Board. The Final Unaudited Prospective Financial Information represents GigPeak management’s best currently available estimates as to the future financial performance of GigPeak. None of the Final Unaudited Prospective Financial Information, the description of the differences between the Final Unadjusted Prospective Financial Information and the Management Model or the reconciliation of the non-GAAP measures in the Management Model to GAAP were provided to IDT prior to entry into the Merger Agreement or were provided to any other potential acquirors.

We refer to all of these financial projections as the “GigPeak Forecasts.”

The GigPeak Forecasts assume, and in particular in 2017, some declining of organic revenue growth rates from those experienced by GigPeak during recent years and declining gross margins as compared to the most-recently completed fiscal year.

The GigPeak Forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles (“GAAP”). In addition, the GigPeak Forecasts were not prepared with the assistance of, or reviewed, compiled or examined by, independent accountants. The GigPeak Forecasts are prepared on a non-GAAP basis and do not comply with GAAP. Furthermore, the reconciliation of the GigPeak Forecasts to GAAP was not provided to IDT, Cowen, Needham & Company or the GigPeak Board prior to entry into the Merger Agreement. The summary of the GigPeak Forecasts is not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer, but instead because these financial projections were provided to IDT and the GigPeak Board to evaluate the transactions contemplated by the Merger Agreement. The GigPeak Forecasts may differ from publicized analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and Merger.

The GigPeak Forecasts were based on numerous variables and assumptions, including an assessment of prospects and risks related to various estimated future product revenues, average sales price (ASPs), gross margins and other industry, market and product related factors, all of which are inherently uncertain and may be beyond the control of the GigPeak management. Important factors that may affect actual results and result in the GigPeak Forecasts not being achieved include, but are not limited to, risks and uncertainties pertaining to GigPeak’s business, including those risks and uncertainties detailed in GigPeak’s public periodic filings with the SEC. In addition, the GigPeak Forecasts may be affected by GigPeak’s ability to achieve tactical and strategic goals, secure customers and potential businesses, objectives and targets over the applicable period. These assumptions upon which the GigPeak Forecasts were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the GigPeak’s control. The GigPeak Forecasts also reflect assumptions as to certain business decisions that are subject to change.

Accordingly, there can be no assurance that the GigPeak Forecasts will be realized, and actual results may vary materially from those shown. The inclusion of the GigPeak Forecasts in this Schedule 14D-9 should not be regarded as an indication that any of the GigPeak, IDT or Purchaser or their respective affiliates, officers, directors, advisors or other representatives considered or consider the GigPeak Forecasts necessarily predictive of actual future events, and the GigPeak Forecasts should not be relied upon as such. None of the GigPeak, IDT or Purchaser or their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ materially from the GigPeak Forecasts, and GigPeak undertakes no obligation to update or otherwise revise or reconcile the GigPeak Forecasts to reflect circumstances existing after the date they were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the GigPeak Forecasts are shown to be in error. None of GigPeak, or, to the knowledge of GigPeak, IDT or Purchaser, intends to make publicly available any update or other revisions to these financial projections. None of GigPeak or its respective affiliates, officers, directors, advisors or other representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of GigPeak compared to the information contained in the GigPeak Forecasts or that projected results will be achieved. GigPeak has made no representation to IDT or Purchaser, in the Merger Agreement or otherwise, concerning the GigPeak Forecasts.

GigPeak’s non-GAAP measures of gross profit, operating expenses, operating income and net income exclude amortization of intangibles, stock-based compensation, acquisition and strategic activities related costs and loss on equity method investment. Adjusted EBITDA is defined as net income before interest, taxes, other expense (income), net, depreciation and amortization, including amortization of intangibles, stock-based compensation, acquisition and strategic activities related costs and loss on equity method investment. Adjusted EBITDA differs from net earnings, as calculated in accordance with GAAP, in that it excludes the foregoing items. GigPeak has made numerous investments in its business, such as acquisitions and capital expenditures, which GigPeak believes it has adjusted for in Adjusted EBITDA, and GigPeak has used equity as a compensatory method that is also excluded. Adjusted EBITDA also does not give effect to cash used for debt service requirements and thus does not reflect funds available for reinvestments or other discretionary uses.

The estimates of unlevered free cash flow included in the Final Unaudited Prospective Financial Information were calculated using GAAP and other measures which are derived from GAAP, but such estimates constitute non-GAAP financial measures within the meaning of applicable rules and regulations of the SEC. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and other non-GAAP financial measures as used by GigPeak may not be comparable to similarly titled amounts used by other companies. No estimates of unlevered free cash flow were provided to IDT.

In light of the foregoing factors and the uncertainties inherent in these projections, stockholders are cautioned not to place undue, if any, reliance on these projections.

GigPeak 2017 Annual Plan of Record

The GigPeak 2017 Annual Plan of Record, prepared by GigPeak management and used to develop the January 2017 Model, the Management Model and the Final Unaudited Prospective Financial Information, is set forth below:

US$ in Millions	Calendar Year Ended December 31, 2017E
Revenues	$67.1
Non-GAAP Direct Margin Percentage	79.0%
Non-GAAP Gross Profit	$47.6
Non-GAAP Gross Margin	71.0%
Non-GAAP Operating Expense	$31.7
Non-GAAP Operating Income(1)	$16.0
Non-GAAP Net Income(2)	$14.9
Non-GAAP Net Income Percentage	22.0%
Adjusted EBITDA	$19.3
Adjusted EBITDA Percentage	29.0%
Non-GAAP Earnings Per Share	$0.20
Diluted Shares Outstanding(3)	74.5

(1)	The estimate for Operating Income in the GigPeak 2017 Annual Plan of Record differed from the Final Unaudited Prospective Financial Information because GigPeak management revised downward such estimate by $100,000 as a result of refinement of assumptions due to ongoing improvement of data visibility.
(2)	The estimate for Net Income in the GigPeak 2017 Annual Plan of Record differed from the Final Unaudited Prospective Financial Information because GigPeak management revised downward Estimates of Interest and Other Income (Expenses) and Taxes factored into the calculation of the estimate for Net Income in an aggregate amount of $500,000 as a result of refinement of assumptions due to ongoing improvement of data visibility.
(3)	The estimate for Diluted Shares Outstanding in the GigPeak 2017 Annual Plan of Record differed from the Final Unaudited Prospective Financial Information due to an adjustment by GigPeak management in the calculation of the Estimate for Diluted Shares Outstanding that was made by GigPeak management during the preparation of the Final Unaudited Prospective Financial Information.

The table below presents a reconciliation of the Non-GAAP prospective financial information included in the GigPeak 2017 Annual Plan of Record to the most comparable GAAP measure for fiscal year 2017:

Calendar Year Ended December 31, 2017E

GAAP Total Cost of Revenue	$22.2
Stock-based compensation	(0.3)
Amortization of intangible assets	(2.5)

Non-GAAP Total Cost of Goods	$19.4

GAAP Gross Profit	$44.8
Stock-based compensation	0.3
Amortization of intangible assets	2.5

Non-GAAP Gross Profit	$47.6

GAAP Operating Expenses	$39.8
Stock-based compensation	(5.4)
Amortization of intangible assets	(1.0)
Acquisition and strategic activities related costs	(1.7)

Non-GAAP Operating Expenses	$31.7

GAAP Income from Operations	$5.1
Stock-based compensation	5.7
Amortization of intangible assets	3.5
Acquisition and strategic activities related costs	1.7

Non-GAAP Income from Operations	$16.0

GAAP Net Income	$4.0
Stock-based compensation	5.7
Amortization of intangible assets	3.5
Acquisition and strategic activities related costs	1.7

Non-GAAP Net Income	$14.9

GAAP Income from Operations	$5.1
Depreciation and amortization	6.8
Stock-based compensation	5.7
Acquisition and strategic activities related costs	1.7

Adjusted EBITDA	$19.3

February 2017 Models—Management Model

The Management Model, as provided to IDT on February 2, 2017 is set forth below:

	Calendar Year Ended December 31,
US$ in Millions	2017E	2018E	2019E
Revenue	$67.1	$77.8	$92.6
Revenue Growth	14.2%	16.0%	19.0%
Non-GAAP Total Cost of Goods	$19.5	$23.0	$27.8
Non-GAAP Gross Profit	$47.6	$54.9	$64.8
Non-GAAP Gross Margin	71.0%	70.5%	70.0%
Non-GAAP Operating Expenses(1)	$31.7	$35.2	$37.9
Non-GAAP Operating Expenses as % of Revenue(1)	47.2%	45.2%	41.0%
Non-GAAP Operating Income	$15.9	$19.7	$26.9
Interest and Other Income (Expense)(2)	$(1.5)	$(2.7)	$(5.2)
Non-GAAP Net Income Before Taxes(3)	$14.4	$17.0	$21.7
Adjusted EBITDA	$19.3	$23.0	$30.3
Taxes(4)	$(0.4)	$(0.8)	$(2.2)
Non-GAAP Net Income(5)	$14.6	$16.1	$19.5
Shares Outstanding	71.0	75.0	78.0
Non-GAAP Earnings Per Share(5)	$0.21	$0.22	$0.25

(1)	Estimates of Operating Expenses in the Management Model were less than the estimates provided in the Final Unaudited Prospective Financial Information by approximately $800,000 and $4,100,000 for fiscal years 2018 and 2019, respectively due in part to clerical errors in the calculations. The clerical errors were later corrected and the estimates were also refined due to ongoing improvement of data visibility by GigPeak management in connection with the preparation of the Final Unaudited Prospective Financial Information.
(2)	Estimates of Interest and Other Income (Expenses) in the Management Model were greater than the estimates provided in the Final Unaudited Prospective Financial Information by approximately $300,000, $1,200,000 and $4,700,000 for fiscal years 2017, 2018 and 2019, respectively due in part to clerical errors in the calculations. The clerical errors were later corrected and the estimates were also refined due to ongoing improvement of data visibility by GigPeak management in connection with the preparation of the Final Unaudited Prospective Financial Information.
(3)	Estimates of Net Income Before Taxes in the Management Model differed from the estimates provided in the Final Unaudited Prospective Financial Information as a result of the differences in the estimates of Operating Expenses and Interest and Other Income (Expenses) described in footnotes (1) and (2).
(4)	The estimate of Taxes in the Management Model was less than the estimate provided in the Final Unaudited Prospective Financial Information by approximately $100,000 for fiscal year 2018 and greater than the estimate provided in the Final Unaudited Prospective Financial Information by approximately $100,000 for fiscal year 2019 due in part to clerical errors in the calculations. The clerical errors were later corrected and the estimates were also refined due to ongoing improvement of data visibility by GigPeak management in connection with the preparation of the Final Unaudited Prospective Financial Information.
(5)	Estimates of Net Income and Earnings Per Share in the Management Model differed from the estimates provided in the Final Unaudited Prospective Financial Information as a result of the differences in the estimates of Operating Expenses, Interest and Other Income (Expenses) and Taxes described in footnotes (1), (2) and (4) above.

The table below presents a reconciliation of the Non-GAAP prospective financial information included in the Management Model to the most comparable GAAP measure for fiscal years 2017 through 2019:

	Calendar Year Ended
	December 31, 2017E	December 31, 2018E	December 31, 2019E
GAAP Total Cost of Revenue	$22.3	$27.1	$32.0
Stock-based compensation	(0.3)	(0.4)	(0.5)
Amortization of intangible assets	(2.5)	(3.7)	(3.7)

Non-GAAP Total Cost of Goods	$19.5	$23.0	$27.8

GAAP Gross Profit	$44.8	$50.8	$60.6
Stock-based compensation	0.3	0.4	0.5
Amortization of intangible assets	2.5	3.7	3.7

Non-GAAP Gross Profit	$47.6	$54.9	$64.8

GAAP Operating Expenses	$39.8	$44.3	$48.1
Stock-based compensation	(5.4)	(6.5)	(7.4)
Amortization of intangible assets	(1.0)	(0.6)	(0.6)
Acquisition and strategic activities related costs	(1.7)	(2.0)	(2.2)

Non-GAAP Operating Expenses	$31.7	$35.2	$37.9

GAAP Income from Operations	$5.0	$6.5	$12.5
Stock-based compensation	5.7	6.9	7.9
Amortization of intangible assets	3.5	4.3	4.3
Acquisition and strategic activities related costs	1.7	2.0	2.2

Non-GAAP Income from Operations	$15.9	$19.7	$26.9

GAAP Net Income	$3.7	$2.9	$5.1
Stock-based compensation	5.7	6.9	7.9
Amortization of intangible assets	3.5	4.3	4.3
Acquisition and strategic activities related costs	1.7	2.0	2.2

Non-GAAP Net Income	$14.6	16.1	19.5

GAAP Income from Operations	$5.0	$6.5	$12.5
Depreciation and amortization	6.9	7.6	7.7
Stock-based compensation	5.7	6.9	7.9
Acquisition and strategic activities related costs	1.7	2.0	2.2

Adjusted EBITDA	$19.3	$23.0	$30.3

February 2017 Models—Research Analyst Coverage Consensus Model

The Research Analyst Coverage Consensus Model, as provided to IDT on February 2, 2017 is set forth below:

	Calendar Year Ended December 31,
US$ in Millions	2017E	2018E	2019E
Revenue	$69.9	$83.5	$101.1
Revenue Growth	19.1%	19.5%	21.0%
Non-GAAP Total Cost of Goods	$20.3	$24.6	$30.3
Non-GAAP Gross Profit	$49.6	$58.9	$70.8
Non-GAAP Gross Margin	71.0%	70.5%	70.0%
Non-GAAP Operating Expenses	$31.7	$35.2	$37.9
Non-GAAP Operating Expenses as % of Revenue	45.4%	42.1%	37.5%
Non-GAAP Operating Income	$17.9	$23.7	$32.8
Interest and Other Income (Expense)	$(1.5)	$(2.7)	$(5.2)
Non-GAAP Net Income Before Taxes	$16.4	$21.0	$27.6
Adjusted EBITDA	$19.3	$25.1	$34.2
Taxes	$(0.4)	$(1.0)	$(2.8)
Non-GAAP Net Income	$16.0	$19.9	$24.9
Shares Outstanding	71.00	75.00	78.00
Non-GAAP Earnings Per Share	$0.23	$0.27	$0.32

The table below presents a reconciliation of the Non-GAAP prospective financial information in the Research Analyst Coverage Consensus Model to the most comparable GAAP measure for fiscal years 2017 through 2019:

	Calendar Year Ended
	December 31, 2017E	December 31, 2018E	December 31, 2019E
GAAP Total Cost of Revenue	$23.1	$28.7	$34.5
Stock-based compensation	(0.3)	(0.4)	(0.5)
Amortization of intangible assets	(2.5)	(3.7)	(3.7)

Non-GAAP Total Cost of Goods	$20.3	$24.6	$30.3

GAAP Gross Profit	$46.8	$54.8	$66.6
Stock-based compensation	0.3	0.4	0.5
Amortization of intangible assets	2.5	3.7	3.7

Non-GAAP Gross Profit	$49.6	$58.9	$70.8

GAAP Operating Expenses	$39.8	$44.3	$48.1
Stock-based compensation	(5.4)	(6.5)	(7.4)
Amortization of intangible assets	(1.0)	(0.6)	(0.6)
Acquisition and strategic activities related costs	(1.7)	(2.0)	(2.2)

Non-GAAP Operating Expenses	$31.7	$35.2	$37.9

GAAP Income from Operations	$7.0	$10.5	$18.4
Stock-based compensation	5.7	6.9	7.9
Amortization of intangible assets	3.5	4.3	4.3
Acquisition and strategic activities related costs	1.7	2.0	2.2

Non-GAAP Income from Operations	$17.9	$23.7	$32.8

GAAP Net Income	$5.1	$6.7	$10.5
Stock-based compensation	5.7	6.9	7.9
Amortization of intangible assets	3.5	4.3	4.3
Acquisition and strategic activities related costs	1.7	2.0	2.2

Non-GAAP Net Income	$16.0	$19.9	$24.9

GAAP Income from Operations	$7.0	$10.5	$18.4
Depreciation and amortization	4.9	5.7	5.7
Stock-based compensation	5.7	6.9	7.9
Acquisition and strategic activities related costs	1.7	2.0	2.2

Adjusted EBITDA	$19.3	$25.1	$34.2

Final Unaudited Prospective Financial Information

The Final Unaudited Prospective Financial Information, as provided to the GigPeak Board and considered by it on February 11, 2017, and as also provided to Cowen and Needham & Company in connection with their respective financial analyses is set forth below.

	Calendar Year Ended December 31,
US$ in Millions	2017E	2018E	2019E
Revenue	$67.1	$77.8	$92.6
Revenue Growth	14.2%	16.0%	19.0%
Non-GAAP Total Cost of Goods	$19.5	$23.0	$27.8
Non-GAAP Gross Profit	$47.6	$54.9	$64.8
Non-GAAP Gross Margin	71.0%	70.5%	70.0%
Non-GAAP Operating Expenses	$31.7	$36.0	$42.0
Non-GAAP Operating Expenses as % of Revenue	47.2%	46.3%	45.3%
Non-GAAP Operating Income	$15.9	$18.9	$22.8
Interest and Other Income (Expense)	$(1.2)	$(1.5)	$(1.5)
Non-GAAP Net Income Before Taxes	$14.7	$17.4	$21.3
Taxes	$(0.4)	$(0.9)	$(2.1)
Non-GAAP Net Income	$14.4	$16.5	$19.2
Shares Outstanding	71.0	75.0	78.0
Non-GAAP Earnings Per Share	$0.20	$0.22	$0.25

	Calendar Year Ended December 31,
US$ in Millions	2017E	2018E	2019E
Adjusted EBITDA	$19.3	$22.2	$26.2
(Less) Capital Expenditures	(5.0)	(3.9)	(4.6)
(Less Increase) / Add Decrease in Working Capital	(2.3)	(3.0)	(4.1)
(Less) Taxes	(0.4)	(0.9)	(2.1)
Unlevered Free Cash Flow	$11.6	$14.5	$15.3

The table below presents a reconciliation of the Non-GAAP prospective financial information included in the Final Unaudited Prospective Financial Information to the most comparable GAAP measure for fiscal years 2017 through 2019:

	Calendar Year Ended
	December 31, 2017E	December 31, 2018E	December 31, 2019E
GAAP Total Cost of Revenue	$22.3	$27.1	$32.0
Stock-based compensation	(0.3)	(0.4)	(0.5)
Amortization of intangible assets	(2.5)	(3.7)	(3.7)

Non-GAAP Total Cost of Goods	$19.5	$23.0	$27.8

GAAP Gross Profit	$44.8	$50.8	$60.6
Stock-based compensation	0.3	0.4	0.5
Amortization of intangible assets	2.5	3.7	3.7

Non-GAAP Gross Profit	$47.6	$54.9	$64.8

GAAP Operating Expenses	$39.8	$45.1	$52.2
Stock-based compensation	(5.4)	(6.5)	(7.4)
Amortization of intangible assets	(1.0)	(0.6)	(0.6)
Acquisition and strategic activities related costs	(1.7)	(2.0)	(2.2)

Non-GAAP Operating Expenses	$31.7	$36.0	$42.0

GAAP Income from Operations	$5.0	$5.7	$8.4
Stock-based compensation	5.7	6.9	7.9
Amortization of intangible assets	3.5	4.3	4.3
Acquisition and strategic activities related costs	1.7	2.0	2.2

Non-GAAP Income from Operations	$15.9	$18.9	$22.8

GAAP Net Income	$3.5	$3.3	$4.8
Stock-based compensation	5.7	6.9	7.9
Amortization of intangible assets	3.5	4.3	4.3
Acquisition and strategic activities related costs	1.7	2.0	2.2

Non-GAAP Net Income	$14.4	16.5	19.2

GAAP Income from Operations	$5.0	$5.7	$8.4
Depreciation and amortization	6.9	7.6	7.7
Stock-based compensation	5.7	6.9	7.9
Acquisition and strategic activities related costs	1.7	2.0	2.2

Adjusted EBITDA	$19.3	$22.2	$26.2

Intent to Tender.

To the knowledge of GigPeak after making reasonable inquiry, all of GigPeak’s executive officers and directors currently intend to tender or cause to be tendered, or allow to be converted into the Offer Price all Shares held of record or beneficially owned by such person or entity pursuant to the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

Cowen and Company, LLC

GigPeak has retained Cowen as one of its financial advisors in connection with the Offer and the Merger. Information pertaining to the retention of Cowen by GigPeak is set forth in “—Opinion of Cowen and Company, LLC” above and is hereby incorporated by reference in this section.

Needham & Company, LLC

GigPeak has retained Needham & Company as one of GigPeak’s financial advisors in connection with the Offer and the Merger.. Information pertaining to the retention of Needham & Company by GigPeak is set forth in “—Opinion of Needham & Company, LLC” above and is hereby incorporated by reference in this section.

Item 6. Interest in Securities of the Subject Company.

No transactions in the Shares have been effected during the past 60 days by GigPeak, or, to GigPeak’s knowledge after making reasonable inquiry, any of the directors, executive officers, subsidiaries or affiliates of GigPeak, except for the transactions set forth below.

Name of Person	Transaction Date	Number of Shares	Sale, Purchase or Exercise Price per Share (If Applicable)		Nature of Transaction
Dr. Avi Katz	1/17/2017	694,721	$0		RSUs Granted
Dr. Avi Katz	2/1/2017	256,502	$0		RSUs Vested
Dr. Avi Katz	2/1/2017	138,444	$2.58	(1)	Withheld for Tax Purposes

Dr. Raluca Dinu	1/17/2017	116,093	$0		RSUs Granted
Dr. Raluca Dinu	2/1/2017	75,397	$0		RSUs Vested
Dr. Raluca Dinu	2/1/2017	30,466	$2.58	(1)	Withheld for Tax Purposes

Andrea Betti-Berutto	1/17/2017	31,048	$0		RSUs Granted
Andrea Betti-Berutto	2/1/2017	19,644	$0		RSUs Vested
Andrea Betti-Berutto	2/1/2017	8,603	$2.58	(1)	Withheld for Tax Purposes

Darren Ma	1/17/2017	27,598	$0		RSUs Granted
Darren Ma	2/1/2017	20,000	$0		RSUs Vested
Darren Ma	2/1/2017	8,757	$2.58	(1)	Withheld for Tax Purposes

Neil Miotto	1/17/2017	60,200	$0		RSUs Granted
Neil Miotto	2/1/2017	6,674	$0		RSUs Vested

Frank Schneider	1/17/2017	55,800	$0		RSUs Granted
Frank Schneider	2/1/2017	6,674	$0		RSUs Vested

Kimberly D.C. Trapp	1/17/2017	55,800	$0		RSUs Granted
Kimberly D.C. Trapp	2/1/2017	6,402	$0		RSUs Vested

John J. Mikulsky	1/17/2017	57,800	$0		RSUs Granted
John J. Mikulsky	2/1/2017	6,402	$0		RSUs Vested

Joseph Lazzara	1/17/2017	55,800	$0		RSUs Granted
Joseph Lazzara	2/1/2017	6,402	$0		RSUs Vested

(1)	The closing price of GigPeak Common Stock as reported by the NYSE MKT on the GigPeak RSU vesting date of 2/1/2017.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, (a) GigPeak is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of GigPeak’s securities by GigPeak, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving GigPeak or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of GigPeak or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of GigPeak, and (b) there are no transactions, board resolutions or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this paragraph.

Item 8.	Additional Information.

The Amended and Restated Certificate of Incorporation of GigPeak, as currently in effect (the “GigPeak Certificate”), contains supermajority voting requirements (two-thirds of outstanding Shares) applicable to the approval of any merger or other business combination transaction that is not approved by the Continuing Directors. The GigPeak Certificate further provides that if a merger or other business combination transaction is approved by the Continuing Directors, such transaction may be consummated without a vote of the stockholders if such vote is not required by the DGCL. The “Continuing Directors” are those directors that were members of the GigPeak Board on March 31, 2008 or who were elected to the GigPeak Board after March 31, 2008 upon the recommendation of a majority of the Continuing Directors voting separately and as a subclass of directors on such recommendation. On February 11, 2017, the Continuing Directors unanimously: (i) determined that the transactions contemplated by the Merger Agreement including the Offer and the Merger, are fair to, and in the best interests of GigPeak and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and (iii) recommended that GigPeak’s stockholders accept the Offer, tender their Shares to Purchaser in the Offer and, to the extent applicable, approve and adopt the Merger Agreement and the Merger.

Additionally, the information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference, including, without limitation, the table under the heading “Golden Parachute Compensation.”

Amended and Restated Rights Agreement.

In connection with GigPeak’s entry into the Merger Agreement, GigPeak and American Stock Transfer & Trust Company, LLC (“AST”) entered into Amendment No. 1 to the Rights Agreement, dated February 10, 2017 (the “Rights Amendment”), amending the Rights Agreement, dated as of December 16, 2014, between GigPeak and AST, as rights agent. The GigPeak Rights Agreement provides GigPeak’s stockholders a right to acquire shares of Series A Junior Preferred Stock of GigPeak under certain circumstances where a third party acquires beneficial ownership of 10% or more of the outstanding capital stock of GigPeak. The effect of the Rights Amendment is to permit the Offer, the Merger and the other transactions contemplated by the Merger Agreement. The Rights Amendment provides that: (i) neither IDT nor the Purchaser nor any of their respective affiliates shall be deemed to be an Acquiring Person (as such term is defined in the GigPeak Rights Agreement), (ii) neither a Distribution Date nor a Stock Acquisition Date (as each such term is defined in the GigPeak Rights Agreement) shall be deemed to have occurred, and the Rights (as such term is defined in the GigPeak Rights Agreement) will not detach from the Shares or become non-redeemable, as a result of the execution, delivery or performance of the Merger Agreement, the Offer and/or the Merger, including the acquisition of Shares pursuant thereto, the Support Agreements or any other transaction contemplated by the Merger Agreement and (iii) the Rights (as such term is defined in the GigPeak Rights Agreement) and the Company Rights Agreement shall expire and terminate immediately prior to the Acceptance Time.

This description of the Rights Amendment is qualified in its entirety by reference to such Rights Amendment, which GigPeak has filed as Exhibit (e)(5) hereto.

Stockholder Approval Not Required.

Section 251(h) of the DGCL provides that, as soon as practicable following consummation of a successful tender offer for the outstanding shares of voting stock of a corporation whose shares are listed on a national securities exchange, and subject to certain statutory provisions, if the acquiror holds at least the amount of shares of each class or series of stock of the acquired corporation that would otherwise be required to adopt a merger agreement providing for the merger of the acquired corporation, and each outstanding share of each class or series of stock of the acquired corporation subject to, but not tendered in, the tender offer is subsequently converted by virtue of such merger into, or into the right to receive, the same amount and kind of consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect such a merger without the vote of the stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of GigPeak in accordance with Section 251(h) of the DGCL. If the Merger is effected, (i) GigPeak stockholders who do not tender their Shares in the Offer will be entitled to appraisal rights under the DGCL, provided that the relevant requirements under the DGCL have been satisfied, and (ii) GigPeak stockholders who do not validly exercise appraisal rights under the DGCL will be entitled to receive the same cash consideration for their Shares as was payable in the Offer following the consummation of the Merger.

Appraisal Rights.

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated pursuant to Section 251(h) of the Delaware Law, holders of Shares immediately prior to the Effective Time who have not tendered their Shares pursuant to the Offer and who comply with the requirements under Section 262 of Delaware Law (“Section 262”) will be entitled to appraisal rights in connection with the Merger.

The following discussion summarizes the appraisal rights of stockholders under Section 262 in connection with the Merger and is qualified in its entirety by the full text of Section 262, which is attached hereto as Annex B and incorporated herein by reference. All references in Section 262 and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person holding a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262.

Stockholders should carefully review the full text of Section 262, particularly the procedural steps required to perfect appraisal rights, as well as the information discussed below. Failure to fully and precisely follow the steps required by Section 262 for the perfection of appraisal rights will result in the loss of those rights.

Under Section 262, if the Merger is completed pursuant to Section 251(h) of Delaware Law, holders of Shares immediately prior to the Effective Time and who (i) did not tender such Shares in the tender offer; (ii) timely demand appraisal and otherwise follow the procedures set forth in Section 262 and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights, in each case in accordance with the Section 262, will be entitled to have such Shares appraised by the Delaware Court of Chancery (the “Court of Chancery”) and to receive payment in cash of an amount equal to the “fair value” of such Shares as determined by the Court of Chancery, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, as determined by such court. The “fair value” as determined by the Court of Chancery could be greater than, less than or the same as the offer price and the merger consideration.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of Delaware Law, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 AND A COPY OF SECTION 262 OF IS ATTACHED HERETO AS ANNEX B AND INCORPORATED HEREIN BY REFERENCE. GigPeak’s board of directors has fixed March 1, 2017 as the record date for the purposes of determining the stockholders entitled to receive this notice of appraisal. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified in Section 262 will result in the loss of appraisal rights under Section 262.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Stockholders who tender Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather will receive an amount in cash equal to the Offer Price with respect to each such Share so tendered, upon the terms and subject to the conditions of the Offer.

If a stockholder elects to exercise appraisal rights under Section 262 with respect to any Shares, such stockholder must do all of the following:

•	within the later of the consummation of the Offer, which will occur on the date on which purchaser irrevocably accepts for purchase the shares validly tendered in the Offer, and 20 days after the date of mailing of this notice (which mailing date is March 7, 2017), send to GigPeak at the address indicated below a written demand for appraisal of such Shares, which demand must reasonably inform GigPeak of the identity of the stockholder and that the stockholder intends thereby to demand appraisal of his, her or its Shares;

•	not tender such Shares in the Offer; and

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time.

If the Merger is consummated pursuant to Section 251(h) of Delaware Law, GigPeak as the surviving corporation will deliver an additional notice of the Effective Date to those stockholders of GigPeak who made a written demand for appraisal pursuant to the first bullet above on or within 10 days after the Effective Date, as required by Section 262. However, only stockholders who have submitted a written demand for appraisal in accordance with the first bullet above and are entitled to appraisal rights will be entitled to receive such notice of the Effective Date. If the merger is consummated pursuant to Section 251(h) of the Delaware Law, a failure to make a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets) will result in the loss of your appraisal rights.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to GigPeak, Inc., 130 Baytech Drive, San Jose, CA 95134, Attention: Corporate Secretary. The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder (or, in the case of uncertificated shares, as such holder’s name appears in the records of GigPeak). If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 and is otherwise entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and properly demanded appraisal of such Shares. If no such petition is filed within that 120 day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. GigPeak is under no obligation to and has no present intention to file a petition and holders should not assume that GigPeak, as the Surviving Corporation, will file a petition, or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for the exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not voted in favor of the Merger and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivering of demands for appraisal, whichever is later. Notwithstanding the requirement that a demand for appraisal be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (which we refer to as the “verified list”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of any such petition, the Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the verified list. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in such other publication as the Court of Chancery deems advisable. The costs of these notices and publications are borne by the Surviving Corporation.

After notice to the stockholders as required by the Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit stock certificates held by them, if any, to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding, and if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder. In addition, the Court of Chancery will dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding Shares, or (2) the value of the consideration provided in the merger for such total number of shares exceeds $1 million.

Determination of Fair Value

After the Court of Chancery determines the stockholders entitled to an appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery shall determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court of Chancery, and (2) interest theretofore accrued, unless paid at that time.

In determining fair value, the Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” In Tri-Continental Corporation v. Battye, the Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In addition, the Delaware courts have decided that the statutory appraisal remedy, depending on the factual circumstances, may or may not be a dissenter’s exclusive remedy.

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and the consideration to be paid in the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although GigPeak believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price and the merger consideration. Neither IDT nor GigPeak anticipates offering more than the offer price to any stockholder exercising appraisal rights, and each of IDT and GigPeak reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262, the fair value of a Share is less than the Offer Price and the merger consideration.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the verified list and who has submitted such stockholder’s stock certificates, if any, to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and in the case of holders of Shares represented by certificates upon the surrender to the Surviving Corporation of such stockholder’s certificates. The Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable in the circumstances. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such an order, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 will not, after the Effective Time, be entitled to vote his, her or its Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 fails to perfect, successfully withdraws, or loses such holder’s right to appraisal with respect to such Shares, such Shares will be deemed to have been converted at the Effective Time into the right to receive the merger consideration. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the merger consideration. Inasmuch as GigPeak has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. In addition, a stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the merger consideration by delivering to GigPeak a written withdrawal of such stockholder’s demand for appraisal and acceptance of the terms of the merger either within 60 days after the Effective Time or thereafter with the written approval of GigPeak. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery will be dismissed as to any stockholder without the approval of the Court of Chancery, and such approval may be conditioned upon such terms as the Court of Chancery deems just; provided, however, that the limitation set forth in this sentence will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the merger consideration within 60 days after the Effective Time.

If you wish to exercise your appraisal rights with respect to any Shares, you must not tender such Shares in the Offer and must strictly comply with the procedures set forth in Section 262. If you tender your Shares in the Offer or fail to take any required step in connection with the exercise of appraisal rights, it will result in the loss of your appraisal rights and your Shares will be deemed to have been converted at the Effective Time into the right to receive the Offer Price.

The foregoing summary of the rights of GigPeak’s stockholders to seek appraisal rights under Section 262 does not purport to be a complete statement of the procedures to be followed by the stockholders of GigPeak desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of Section 262, a copy of which is attached hereto as Annex B and incorporated herein by reference.

Anti-Takeover Statutes.

As a Delaware corporation, GigPeak is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares, but not excluding the outstanding voting stock owned by the interested stockholder); or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the GigPeak Board has approved the Merger Agreement and the transactions contemplated thereby, as described in this Schedule 14D-9 and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

Many other states also have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. In the event it is asserted that any such provisions apply to the Offer or the Merger, GigPeak may be required to take certain actions with respect to such provisions.

United States Regulatory Approvals.

Under the HSR Act and the rules promulgated thereunder, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”) in Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants “early termination,” or (i) it may be restarted if the acquiring person voluntarily withdraws and re-files its Notification and Report Form, or (ii) it may be extended if the reviewing agency issues a request for additional information and documentary material, in which case the waiting period expires 10 days after the date when the acquiring person has substantially complied with such request. The purchase of Shares pursuant to the Offer is subject to such requirements. GigPeak and IDT each filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer on February 23, 2017, and the required waiting period with respect to the Offer will expire at 11:59 P.M., New York City time, on March 10, 2017, unless earlier terminated by the FTC and the Antitrust Division or extended by a request for additional information and documentary material prior to that time. The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable to enforce compliance with the antitrust laws, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of IDT and/or GigPeak. Private parties and individual States of the United States may also bring legal actions under the antitrust laws of the United States. GigPeak does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

GigPeak is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency other than the foregoing filings under the HSR Act that would be required for IDT’s or Purchaser’s acquisition or ownership of the Shares.

Certain Litigation.

On February 17, 2017, a shareholder class action was filed in the Superior Court of the State of California in the County of Santa Clara (collectively, the “Action”), by Michael Carbajal (“Plaintiff”), on behalf of himself and all other public shareholders of GigPeak, against GigPeak, IDT, Purchaser and each member of the GigPeak Board, who were collectively named as the defendants (the “Defendants”).

The complaint in the Action (the “Complaint”) alleges that the GigPeak Board was considering entering into the Merger Agreement at an inadequate price. It alleges that the GigPeak Board had breached their fiduciary duties of loyalty, good faith, due care and disclosure by, inter alia, (i) agreeing to sell GigPeak without first taking steps to ensure that Plaintiff and all the other public shareholders of GigPeak would obtain adequate, fair and maximum consideration under the circumstances and (ii) engineering the Offer and the Merger Agreement to benefit themselves and/or IDT without regard for the public shareholders of GigPeak. The Complaint asserts that certain provisions in the Merger Agreement, specifically the Breakup Fee and the no-solicitation provision, limit the GigPeak Board’s ability to act with respect to investigating and pursuing superior proposals and exacerbate the GigPeak Board’s breaches of their fiduciary duties. Further, GigPeak, IDT and Purchaser are alleged to have aided and abetted the GigPeak Board in their breaches of their fiduciary duties.

The Plaintiff seeks a declaration that the Merger Agreement was entered into in breach of the fiduciary duties of the GigPeak Board; an injunction of the Defendants from consummating the Offer and the Merger; a direction that the members of the GigPeak Board exercise their fiduciary duties to obtain a transaction that is in the best interests of the public shareholders of GigPeak; and the imposition of a constructive trust in favor of Plaintiff and the public shareholders of GigPeak, excluding the Defendants, upon any benefits improperly received by the Defendants as a result of any wrongful conduct with respect to the Offer and the Merger.

GigPeak and the GigPeak Board intend to vigorously defend against this Action.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results of GigPeak, please see GigPeak’s Annual Report on Form 10-K for the year ended December 31, 2015 and GigPeak’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, and any other subsequent quarter or annual period filed after the date hereof with the SEC.

Cautionary Note Regarding Forward-Looking Statements.

This document contains “forward-looking statements” relating to the acquisition of GigPeak by IDT. All statements other than historical facts included in this document, including, but not limited to, statements regarding the timing and the closing of the Transaction, the financing for the Transaction, the expected benefits of the Transaction, prospective performance and future business plans, and any assumptions underlying any of the foregoing, are forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown, or unknown risks or uncertainties materialize, actual results could vary materially from the parties’ expectations and projections. Risks and uncertainties include, among other things: uncertainties regarding the timing of the closing of the Transaction; uncertainties as to how many of GigPeak’s stockholders may tender their stock in the tender offer; the possibility that various closing conditions to the tender offer and merger transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the Transaction; that there is a material adverse change to GigPeak; the outcome of any legal proceedings that may be instituted with respect to the Transaction; that the integration of GigPeak’s business into IDT is not as successful as expected; the failure to realize anticipated synergies and cost savings; the failure of IDT to achieve the expected financial and commercial results from the Transaction; other business effects, including effects of industry, economic or political conditions outside IDT’s or GigPeak’s control; transaction costs; actual or contingent liabilities; as well as other cautionary statements contained elsewhere herein and in IDT’s and GigPeak’s periodic and other reports filed with the SEC including the factors set forth in their most recent annual reports on Form 10-K and quarterly reports on Form 10-Q, and the Tender Offer Statement on Schedule TO and other offer documents to be filed by IDT. These forward-looking statements reflect GigPeak’s expectations as of the date of this report. GigPeak undertakes no obligation to update the information provided herein.

Item 9. Exhibits.

Exhibit Number	Description

(a)(1)	Offer to Purchase, dated March 7, 2017 (incorporated herein by reference to Exhibit (a)(1)(i) to the Schedule TO filed on March 7, 2017 by IDT and Purchaser (the “Schedule TO”)).

(a)(2)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(i) to the Schedule TO filed on March 7, 2017 by IDT and Purchaser (the “Schedule TO”)).

(a)(3)*	Opinion of Cowen and Company, LLC, dated February 11, 2017 (included as Annex I to this Schedule 14D-9).

(a)(4)*	Opinion of Needham & Company, LLC, dated February 11, 2017 (included as Annex II to this Schedule 14D-9).

(a)(5)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(6)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(iv) to the Schedule TO).

(a)(7)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(v) to the Schedule TO).

(a)(8)	Joint Press Release issued by IDT and GigPeak on February 13, 2017 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 13, 2017).

(a)(9)	Form of Summary Advertisement as published on March 7, 2017, in The New York Times (incorporated herein by reference to Exhibit (a)(1)(vi) to the Schedule TO).

(a)(10)	Joint Letter to GigPeak Customers dated February 16, 2017, from GigPeak and IDT (incorporated herein by reference to Exhibit 99.1 to GigPeak’s Current Report on Form 8-K filed with the SEC on February 16, 2017).

(a)(11)	Transcript of IDT Conference Call on February 14, 2017 (incorporated herein by reference to Exhibit 99.1 to GigPeak’s Current Report on Form 8-K filed with the SEC on February 15, 2017).

(a)(12)	Employee Presentation of IDT, dated February 13, 2017 (incorporated herein by reference to Exhibit 99.1 to GigPeak’s Current Report on Form 8-K filed with the SEC on February 13, 2017).

(a)(13)*	Form of Letter to Stockholders of GigPeak, dated March 7, 2017, from Dr. Avi S. Katz, Chief Executive Officer of GigPeak.

(e)(1)	Agreement and Plan of Merger, dated as of February 13, 2017, by and among IDT, Purchaser and GigPeak (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 13, 2017).

(e)(2)	Mutual Nondisclosure Agreement, dated as of January 11, 2017, by and between GigPeak and IDT (incorporated herein by reference to Exhibit (d)(2)(i) to the Schedule TO).

(e)(3)	Mutual Nondisclosure Agreement, dated as of January 18, 2017, by and between GigPeak and IDT (incorporated herein by reference to Exhibit (d)(2)(ii) to the Schedule TO).

(e)(4)	Form of Support Agreement (incorporated herein by reference to Exhibit 99.1 to IDT’s Current Report on Form 8-K filed with the SEC on February 13, 2017).

Exhibit Number	Description

(e)(5)	Amendment No. 1 to Amended and Restated Rights Agreement, by and between GigPeak and American Stock Transfer & Trust Company, LLC, dated as of February 10, 2017 (incorporated herein by reference to Exhibit 4.1 to GigPeak’s Current Report on Form 8-K filed with the SEC on February 13, 2017).

(e)(6)	Amended & Restated Rights Agreement, by and between GigPeak and American Stock Transfer & Trust Company, LLC, dated as of December 16, 2014 (incorporated herein by reference to Exhibit 4.1 to GigPeak’s Registration Statement on Form 8-A/A filed with the SEC on December 19, 2014).

(e)(7)	Amended and restated letter agreement by and between IDT and Dr. Raluca Dinu, dated as of February 28, 2017 (incorporated herein by reference to Exhibit 10.1 to GigPeak’s Current Report on Form 8-K filed with the SEC on March 6, 2017).

(e)(8)	Amended and restated letter agreement by and between IDT and Andrea Betti-Berutto, dated as of February 28, 2017 (incorporated herein by reference to Exhibit 10.2 to GigPeak’s Current Report on Form 8-K filed with the SEC on March 6, 2017).

(e)(9)	Letter agreement by and between IDT and Darren Ma, dated as of February 7, 2017 (incorporated herein by reference to Exhibit 10.3 to GigPeak’s Current Report on Form 8-K filed with the SEC on February 13, 2017).

(e)(10)*	Non-Competition Agreement by and between IDT and Avi Katz, dated as of February 13, 2017

(e)(11)	Amended and Restated Change in Control Bonus Plan (incorporated herein by reference to Exhibit 10.4 to GigPeak’s Current Report on Form 8-K filed with the SEC on February 13, 2017).

(e)(12)	Fourth Amended and Restated Employment Agreement by and between GigPeak and Dr. Katz, dated as of November 17, 2016 (incorporated herein by reference to Exhibit 10.1 to GigPeak’s Current Report on Form 8-K filed with the SEC on November 23, 2016).

(e)(13)	Fourth Amended and Restated Employment Agreement by and between GigPeak and Dr. Raluca Dinu, dated as of November 17, 2016 (incorporated herein by reference to Exhibit 10.2 to GigPeak’s Current Report on Form 8-K filed with the SEC on November 23, 2016).

(e)(14)	First Amended and Restated Employment Agreement by and between GigPeak and Mr. Darren Ma, dated as of November 17, 2016 (incorporated herein by reference to Exhibit 10.3 to GigPeak’s Current Report on Form 8-K filed with the SEC on November 23, 2016).

(e)(15)	Third Amended and Restated Employment Agreement by and between the Company and Mr. Andrea Betti-Berutto, dated as of November 17, 2016 (incorporated herein by reference to Exhibit 10.4 to GigPeak’s Current Report on Form 8-K filed with the SEC on November 23, 2016).

(e)(16)	Change in Control Bonus Plan (incorporated herein by reference to Exhibit 10.5 to GigPeak’s Current Report on Form 8-K filed with the SEC on November 23, 2016).

(e)(17)	Amendment of Awards (incorporated herein by reference to Exhibit 10.3 to GigPeak’s Current Report on Form 8-K filed with the SEC on March 28, 2012).

(e)(18)	Form of Amended and Restated Certificate of Incorporation of GigPeak (incorporated herein by reference to GigPeak’s Registrant’s Registration Statement on Form S-4 filed on September 8, 2008, SEC File No. 333-153362).

(e)(19)	2000 Stock Option Plan of Lumera Corporation. Filed (incorporated herein by reference from Amendment No. 1 to Lumera Corporation’s Registration Statement on Form S-1 filed on June 24, 2004).

Exhibit Number	Description

(e)(20)	GigPeak’s (formerly GigOptix) Amended and Restated 2008 Equity Incentive Plan (incorporated herein by reference from Appendix A to the GigPeak’s Proxy Statement on Schedule 14-A filed on September 29, 2011, SEC File No. 333-153362).

(e)(21)	2004 Equity Incentive Plan of Lumera Corporation. Filed previously with Amendment No. 1 to Lumera Corporation’s Registration Statement on Form S-1 filed on June 24, 2004.

(e)(22)	2007 GigOptix LLC Equity Incentive Plan. Filed previously with the Registrant’s Registration Statement on Form S-4 filed on September 8, 2008, SEC File No. 333-153362.

(e)(23)	Amendment to 2000 Stock Option Plan of Lumera Corporation. Filed previously with Amendment No. 1 to Lumera Corporation’s Registration Statement on Form S-1 filed on June 24, 2004.

*	Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GIGPEAK, INC.

By:	/s/ Dr. Avi S. Katz
Name: Dr. Avi S. Katz

Title: Chief Executive Officer and Chairman of the GigPeak Board (Principal Executive Officer)

Dated: March 7, 2017

Annex I

February 11, 2017

Board of Directors

GigPeak, Inc.

130 Baytech Drive

San Jose, CA 95134

Members of the Board:

In your capacity as members of the Board of Directors (the “Board of Directors”) of GigPeak, Inc. (the “Company”), you have requested our opinion (the “Opinion”), as investment bankers, as to the fairness, from a financial point of view, to the holders of the common stock, par value $0.001 per share, of the Company, other than Acquirer (as defined below) and its affiliates, of the Consideration (as defined below) to be received by the stockholders of the Company pursuant to the terms of that certain Agreement and Plan of Merger (the “Agreement”), by and among Integrated Device Technology, Inc. (“Acquirer”), Glider Merger Sub, Inc. (“Merger Sub”) and the Company.

As more specifically set forth in the Agreement, and subject to the terms, conditions and adjustments set forth in the Agreement, (i) Merger Sub will commence a tender offer (the “Offer”) to purchase any and all of the outstanding shares of common stock of the Company at a price of $3.08 per share in cash (the “Consideration”), and (ii) following the consummation of the Offer, Merger Sub will be merged with and into the Company (the “Merger”, and together with the Offer, the “Transaction”) and each issued and outstanding share of common stock of the Company not tendered in the Offer, other than those shares of common stock of the Company which are not being converted into the right to receive the Consideration under the Agreement, will be converted into the right to receive the Consideration.

Cowen and Company, LLC (“we” or “Cowen”), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of our business, we and our affiliates may actively trade the securities of the Company and Acquirer and/or their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

We are acting as financial advisor to the Board of Directors of the Company in connection with the Transaction and will receive a fee from the Company for our services, a significant portion of which is contingent upon the consummation of the Transaction. We will also receive a fee for providing this Opinion. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. In the two years preceding the date of this Opinion, Cowen has served as a joint bookrunning underwriter and placement agent to the Company and has received fees for the rendering of such services, and has not had a material relationship with any other party to the Transaction. Cowen and its affiliates may in the future provide commercial and investment banking services to the Company and Acquirer and may receive fees for the rendering of such services.

Cowen and Company, LLC

599 Lexington Avenue

New York, NY 10022

TEL 1 646 562 1000

www.cowen.com

In connection with our Opinion, we have reviewed and considered such financial and other matters as we have deemed relevant, including, among other things:

•	a draft of the Agreement dated February 11, 2017;

•	certain publicly available financial and other information for the Company and certain other relevant financial and operating data furnished to Cowen by the management of the Company;

•	certain internal financial analyses, financial forecasts, reports and other information concerning the Company prepared by the management of the Company (the “Company Forecasts”);

•	discussions we have had with certain members of the management of the Company concerning the historical and current business operations, financial condition and prospects of the Company and such other matters we deemed relevant;

•	certain operating results of the Company as compared to the operating results of certain publicly traded companies we deemed relevant;

•	the reported price and trading history of the shares of the common stock of the Company as compared to the reported price and trading histories of certain publicly traded companies we deemed relevant;

•	certain financial terms of the Transaction as compared to the financial terms of certain selected business combinations we deemed relevant; and

•	such other information, financial studies, analyses and investigations and such other factors that we deemed relevant for the purposes of this Opinion.

In conducting our review and arriving at our Opinion, we have, with your consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to us by the Company or which is publicly available or was otherwise reviewed by us. We have not undertaken any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information. We have relied upon, without independent verifications, the assessment of the management of the Company as to the existing products and services of the Company and the viability of, and risks associated with, the future products and services of the Company. In addition, we have not conducted nor have assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. We have further relied upon the Company’s representation that all information provided to us by the Company is accurate and complete in all material respects. We have, with your consent, assumed that the Company Forecasts were reasonably prepared by the management of the Company on bases reflecting the best currently available estimates and good faith judgments of such management as to the future performance of the Company, and such Company Forecasts provide a reasonable basis for our Opinion. We express no opinion as to the Company Forecasts or the assumptions on which they were made. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our Opinion of which we become aware after the date hereof.

We assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of the Company since the date of the last financial statements made available to us. We have not made or obtained any independent evaluations, valuations or appraisals of the assets or liabilities of the Company, nor have we been furnished with such materials. In addition, we have not evaluated the solvency or fair value of the Company, Acquirer or Merger Sub under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our Opinion does not address any legal, tax or accounting matters related to the Agreement or the Transaction, as to which we have assumed that the Company and the Board of Directors of the Company have received such advice from legal, tax and accounting advisors as each has determined appropriate. Our Opinion addresses only the fairness of the Consideration, from a financial point of view, to the stockholders of the Company other than Acquirer and its affiliates. We express no view as to any other aspect or implication of the Transaction or any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise. Our Opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that although subsequent developments may affect our Opinion, we do not have any obligation to update, revise or reaffirm our Opinion and we expressly disclaim any responsibility to do so.

We have not considered any potential legislative or regulatory changes currently being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the Securities and Exchange Commission, the Financial Accounting Standards Board, or any similar foreign regulatory body or board.

For purposes of rendering our Opinion we have assumed in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Agreement and that all conditions to the consummation of the Transaction will be satisfied without waiver thereof. We have assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us. We have also assumed that all governmental, regulatory and other consents and approvals contemplated by the Agreement will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Transaction. We have assumed that the Transaction will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable state or federal statutes, rules and regulations.

It is understood that our Opinion is intended for the benefit and use of the Board of Directors of the Company in its consideration of the financial terms of the Transaction. Our Opinion should not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. However, our Opinion may be reproduced in full in disclosure documents relating to the Transaction which the Company is required to file under the Securities Exchange Act of 1934, as amended. Our Opinion does not constitute a recommendation to any stockholder of the Company or any other person as to whether such person should tender his or her shares of the common stock of the Company in the Offer or to take any other action in connection with the Transaction or otherwise. We have not been requested to opine as to, and our Opinion does not in any manner address, the Company’s underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to other business strategies or transactions that might be available to the Company. Additionally, we were not requested to, and we did not, participate in the negotiation of the terms of the Transaction. In addition, we have not been requested to opine as to, and our Opinion does not in any manner address, (i) the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or class of such persons, relative to the compensation to the public stockholders of the Company or (ii) whether Acquirer has sufficient cash, available lines of credit or other sources of funds to enable it to pay the Consideration.

This Opinion was reviewed and approved by Cowen’s Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Consideration to be received by the stockholders of the Company in the Transaction is fair, from a financial point of view, to the stockholders of the Company (other than Acquirer and its affiliates).

Very truly yours,

Annex II

Needham & Company, LLC 445 Park Avenue, New York, NY 10022-4406 (212) 371-8300

February 11, 2017

Board of Directors

GigPeak, Inc.

130 Baytech Drive

San Jose, CA 95134

Ladies and Gentlemen:

We understand that Integrated Device Technology, Inc. (“Parent”), GigPeak, Inc. (the “Company”), and Glider Merger Sub, Inc., a wholly-owned subsidiary of Parent (“Purchaser”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”) that provides for Purchaser to commence a tender offer (the “Offer”) to purchase all of the outstanding shares of common stock, par value $0.001 per share, of the Company (“Company Common Stock”) at a price of $3.08 per share in cash, without interest. We also understand that, pursuant to the Merger Agreement, following consummation of the Offer, Purchaser will merge with and into the Company (the “Merger”) and each outstanding share of Company Common Stock (other than shares held in the treasury of the Company, shares held by Parent or any wholly-owned subsidiary of Parent and other than Dissenting Shares (as defined in the Merger Agreement)) will be converted into the right to receive $3.08 per share in cash, without interest (the per share consideration to be received in the Offer and the Merger, the “Consideration”). The terms and conditions of the Offer and the Merger (collectively, the “Transaction”) will be set forth more fully in the Merger Agreement.

You have asked us to advise you as to the fairness, from a financial point of view, to the holders of Company Common Stock (other than Parent or any of its affiliates and other than holders of Dissenting Shares) of the Consideration to be received by such holders pursuant to the Merger Agreement.

For purposes of this opinion we have, among other things: (i) reviewed a draft of the Merger Agreement dated February 11, 2017; (ii) reviewed certain publicly available information concerning the Company and certain other relevant financial and operating data of the Company furnished to us by the Company; (iii) reviewed the historical stock prices and trading volumes of the Company Common Stock; (iv) held discussions with members of management of the Company concerning the current operations of and future business prospects for the Company; (v) reviewed certain financial forecasts with respect to the Company prepared by the management of the Company and held discussions with members of such management concerning those forecasts; (vi) compared certain publicly available financial data of companies whose securities are traded in the public markets and that we deemed generally relevant to similar data for the Company; (vii) reviewed the financial terms of certain business combinations that we deemed generally relevant; and (viii) reviewed such other financial studies and analyses and considered such other matters as we have deemed appropriate.

In connection with our review and in arriving at our opinion, we have assumed and relied on the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us for purposes of this opinion and have neither attempted to verify independently nor assumed responsibility for verifying any of such information. We have assumed the accuracy of the representations and warranties contained in the Merger Agreement and all agreements related thereto. In addition, we have assumed, with your consent, that the Transaction will be consummated upon the terms and subject to the conditions set forth in the

Board of Directors

Gigpeak, Inc.

February 11, 2017

Needham & Company, LLC

draft Merger Agreement dated February 11, 2017 without waiver, modification or amendment of any material term, condition or agreement thereof and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company. With respect to the financial forecasts for the Company provided to us by the management of the Company, we have assumed, with your consent and based upon discussions with such management, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such management, at the time of preparation, of the future operating and financial performance of the Company. We express no opinion with respect to any of such forecasts or estimates or the assumptions on which they were based.

We have not assumed any responsibility for or made or obtained any independent evaluation, appraisal or physical inspection of the assets or liabilities of the Company, Parent or any of their respective subsidiaries nor have we evaluated the solvency or fair value of the Company, Parent or any of their respective subsidiaries under any state or federal laws relating to bankruptcy, insolvency or similar matters. Further, our opinion is based on economic, monetary and market conditions as they exist and can be evaluated as of the date hereof and we assume no responsibility to update or revise our opinion based upon circumstances and events occurring after the date hereof. Our opinion as expressed herein is limited to the fairness, from a financial point of view, to the holders of Company Common Stock (other than Parent or any of its affiliates and other than holders of Dissenting Shares) of the Consideration to be received by such holders pursuant to the Merger Agreement and we express no opinion as to the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company, or as to the Company’s underlying business decision to engage in the Transaction or the relative merits of the Transaction as compared to other business strategies that might be available to the Company. In addition, we express no opinion with respect to the amount or nature or any other aspect of any compensation payable to or to be received by any officers, directors or employees of any party to the Transaction, or any class of such persons, relative to the Consideration to be received by the holders of Company Common Stock pursuant to the Merger Agreement or with respect to the fairness of any such compensation. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender shares of Company Common Stock in connection with the Offer or how such stockholder should vote or act on any matter relating to the Transaction.

We have been engaged by the Company as financial advisor and to render this opinion and will receive fees for our services, a portion of which is payable upon delivery of this opinion, and the remainder of which is contingent on the consummation of the Offer or the Merger. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our role as financial advisor and out of the rendering of this opinion and to reimburse us for certain of our out-of-pocket expenses. In the past two years, we have not provided investment banking or financial advisory services to the Company unrelated to our current engagement with respect to the proposed Transaction for which we have received or are entitled to receive compensation, except that we acted as a representative of the underwriters in connection with the June 2016 public offering of shares of Company Common Stock. We have not in the past two years provided investment banking or financial advisory services to Parent or Purchaser for which we have received or are entitled to receive compensation. We may in the future provide investment banking and financial advisory services to the Company, Parent and their respective affiliates unrelated to the Transaction, for which services we would expect to receive compensation. In the ordinary course of our business, we may actively trade the equity securities of the Company and Parent for our own account or for the accounts of customers or affiliates and, accordingly, may at any time hold a long or short position in such securities.

Board of Directors

Gigpeak, Inc.

February 11, 2017

Needham & Company, LLC

This letter and the opinion expressed herein are provided at the request and for the information of the Board of Directors of the Company and may not be disclosed publicly, quoted or referred to or used for any other purpose without our prior written consent, except that this letter may be disclosed in connection with any proxy, information or solicitation/recommendation statement used in connection with the Transaction provided that this letter is quoted in full in such proxy, information or solicitation/recommendation statement. This opinion has been approved by a fairness committee of Needham & Company, LLC.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock (other than Parent or any of its affiliates and other than holders of Dissenting Shares) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

NEEDHAM & COMPANY, LLC

Annex III

GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

SECTION 262—APPRAISAL RIGHTS

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e) and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown and except as provided in this subsection,, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.